Through Balance Comes Strength


03056235

EQUUS II INCORPORATED 2002 ANNUAL REPORT

EQUUS II INCORPORATED IS AN INVESTMENT COMPANY THAT TRADES AS A CLOSED-END FUND ON THE NEW YORK STOCK EXCHANGE. EQUUS II SEEKS TO GENERATE LONG-TERM CAPITAL GAINS BY MAKING EQUITY INVESTMENTS IN SMALL- TO MEDIUM-SIZED PRIVATELY-OWNED COMPANIES. EQUUS II INVESTS IN ESTABLISHED BUSINESSES WITH A HISTORY OF CONSISTENT EARNINGS, CASH FLOW AND THE POTENTIAL FOR GROWTH. THE FUND LOOKS FOR COMPANIES WITH STRONG AND DEDICATED MANAGEMENT TEAMS AND CLOSELY MONITORS EACH PORTFOLIO COMPANY ON AN ONGOING BASIS. OUR CURRENT PORTFOLIO CONSISTS OF INVESTMENTS IN 21 PORTFOLIO COMPANIES IN VARIOUS INDUSTRIES AND TWO VENTURE CAPITAL FUNDS.



The Golden Gate Bridge

Architect	Joseph B. Strauss
Location	San Francisco, California
Date	1933 – 1937
Building Type	Suspension Bridge
Style	Structural Modern/Art Deco


Drawing on Experience

	THE TOWER BRIDGE
ARCHITECT	SIR HORACE JONES
LOCATION	LONDON, ENGLAND
DATE	1886 - 1894
BUILDING TYPE	BASCULE BRIDGE
STYLE	NEO-GOTHIC, MEDIEVAL



THE TOWER BRIDGE IS ONE OF THE WORLD'S MOST RECOGNIZED DRAWBRIDGES. HARDWORKING AND INNOVATIVE, IT RELIEVES MASSIVE CONGESTION AND EMPOWERS OVER A MILLION LONDONERS DAILY LIVING SOUTH AND EAST OF THAMES. AT THE TIME OF ITS LAUNCH, ITS REVOLUTIONARY HYDRAULIC MACHINERY AMAZED CITIZENS WHEN IT RAISED BOTH BASCULES WEIGHING OVER 900 TONS WITHIN 90 SECONDS FOR THE PASSAGE OF LARGE SAILING SHIPS.

Letter to Shareholders

The continuing anemic economy in 2002, coupled with a loss of investor confidence due to unprecedented accounting restatements, contributed to the third down year in a row for the S&P 500 Index, which hasn't happened in the last 70 years. For the first time in the three-year Wall Street slide, each of the ten broad sectors in the S&P 500 Index declined in value. Even the so-called "safer havens" such as consumer staples and healthcare were down, and the NASDAQ declined over 31%. ° EQS and its portfolio have fared better than most during the economic malaise of 2002. The EQS stock price has been less volatile than the market, due primarily to the mix of our private equity investments. Our total net assets increased slightly, and our net asset value per share was unchanged for the year. Running in place is not our goal, but we are pleased with these results when compared to other investments in 2002. ° Our performance underscores the Fund's unique investment policy and practices. We invest in private placement securities issued by "main street" type companies, which focus on long-term goals rather than the quarterly performance benchmarks of most public entities. We normally hold major or controlling interests in, and stay in constant contact with, our portfolio companies, including serving on their board of directors. Our companies focus on the generation of free cash flow, and portfolio valuations are based on company performance over the last twelve months in relation to the overall plan established for the investment. Unlike public markets, portfolio company values are generally unaffected by analysts and investors seeking instant gratification, who can drive down values by 20% or more if a company misses its projected earnings by 2% or less in any three-month period. ○ Several of our portfolio companies saw record results in 2002. Substantial increases in revenues and profitability in the operations of Champion and Alenco Windows, spurred by a robust residential building market, resulted in increases of $15 million in the aggregate value of our related investments in these companies. Due to increased profitability at Strategic Materials, one of the country's largest processors of recycled glass, our investment increased by over $3.5 million in value during the year. These outstanding performances were offset by others that were negatively impacted by the overall economic environment. An increase in unemployment brought on by corporate layoffs was largely responsible for a reduction in the Fund's investment in FS Strategies, a temporary staffing company, by $5.0 million. The Fund's investment in

DISCIPLINED IN OUR STRATEGY, EQUUS REMAINS FOCUSED ON THE FUND'S LONG TERM GROWTH THROUGH CAREFUL SELECTION, DEVELOPMENT AND WELL-TIMED REALIZATION OF ITS INVESTMENTS. PROVIDING GUIDANCE AND CAPITAL SUPPORT, EQUUS IS COMMITTED TO THE SUCCESS OF OUR PORTFOLIO COMPANIES.


AT A REMARKABLE 10 MILES, PORTUGAL'S
"VASCO DE GAMA" BRIDGE IS ONE OF THE
WORLD'S LONGEST. CHANGING FORM AS IT

THE VASCO DA GAMA BRIDGE

ARCHITECT	MICHEL VIRLOGEUX
LOCATION	LISBON, PORTUGAL
DATE	1995 – 1998
BUILDING TYPE	CABLE-STAYED BRIDGE
STYLE	FAN ARRANGEMENT, H-PYLON

Building Equity

Uniting Diverse Landscapes

Szechenyi Chain Bridge

Architect	William Tierney Clark
Location	Budapest, Hungary
Date	1840 – 1849
Building Type	Suspension Bridge
Style	Neo-Gothic

Container Acquisition, Inc., a shipping container logistics, repair and storage company, affected by the West Coast dockworkers slowdown and internal issues, declined by $7.8 million. With new management in place, we expect this company to recover in the future as the shipping container market continues to grow. The Fund's investments involving businesses closely tied to capital expenditures such as a boring and tunneling company, a seller and servicer of high-speed printing equipment and an equipment rental business also declined in value. ○ We had a number of opportunities presented to us last year, yet investment risks remained high. For new investments, we look for companies that exhibit long-term growth potential, stable cash flows, good fundamentals, capable and enthusiastic management and sufficient liquidity or access to liquidity. Given the uncertainty in the economic climate and the conservative EQS investment criteria, no new investments were made in 2002. However, we made-follow on investments of over $9 million to support ten of our existing portfolio companies. As the resolution of uncertainties in the geopolitical landscape emerges and the economy begins to improve, our appetite for new investments will also increase. Until then, we expect to continue with our patient, "wait and see" attitude. Moving forward, we will explore possible exit strategies for

THE ELEMENTS OF THE EQUUS PORTFOLIO CREATE A UNIQUE OPPORTUNITY FOR THE INDEPENDENT INVESTOR. OFFERING EQUITY IN BOTH PRIVATE AND PUBLIC SECTORS WITHIN VARIOUS INDUSTRIES, THE FUND PROVIDES ACCESS TO NON-TRADITIONAL INVESTMENTS THAT CAN PROVIDE STABILITY AND GROWTH DURING VOLATILE MARKETS.

CROSSING THE DANUBE RIVER, THE SZECHENYI CHAIN BRIDGE HISTORICALLY LINKED THE TOWNS OF BUDA AND PEST AND SYMBOLIZED THE UNITY OF THE FORMERLY WAR-TORN HUNGARIAN NATION. AFTER THE RETREATING GERMAN ARMY DESTROYED THE BRIDGE IN 1944 IT WAS REBUILT AND LAUNCHED IN TIME TO CELEBRATE ITS 100-YEAR ANNIVERSARY.

certain of our portfolio positions, in order to repay debt and improve the Fund's liquidity. This will enable us to enhance EQS' diversity through capital redeployment. ◦ Diversification creates balance and with balance comes strength. It's been said that: "discipline is the bridge between goals and accomplishment." We will remain focused and disciplined in our investment practices and philosophies during the challenging times ahead.



SAM P. DOUGLASS
CHAIRMAN OF THE BOARD AND CEO



NOLAN LEHMANN
PRESIDENT

EQUUS WILL CONTINUE TO SEEK NEW OPPORTUNITIES THAT ARE CONSISTENT WITH THE FUND'S INVESTMENT CRITERIA. UNSWAYED BY TRENDS AND MARKET TURBULENCE, WE REMAIN COMMITTED TO CREATING LONG-TERM CAPITAL GAINS AND SHAREHOLDER VALUE BY STAYING THE COURSE OF OUR FUNDAMENTAL FUND GROWTH STRATEGIES.

CROSSING THE RIVER TYNE, THE GATESHEAD MILLENNIUM BRIDGE IS A FUTURISTIC CONSTRUCTION WITH CUTTING EDGE DESIGN AND TECHNOLOGY. SYMBOLIZING OPTIMISM AND AN INVESTMENT IN THE FUTURE, IT IS ALREADY FEATURED ON A ROYAL MAIL STAMP. THE BRIDGE'S HOME IN GATESHEAD QUAYS IS A THRIVING CREATIVE AND CULTURAL AREA THAT NURTURES THE ART AND SCIENCES OF NORTH EAST ENGLAND.

Gateshead Millennium Bridge

Architect	Gifford Consulting Engineers
Location	Newcastle Gateshead, England
Date	2001
Building Type	Bascule Bridge
Style	Futuristic



Schedule of Portfolio Securities

PORTFOLIO COMPANY	COST	FAIR VALUE	% OF NET ASSETS
ALENCO WINDOW HOLDINGS II, LLC	$ 227	$ 2,900,000	3.8%
Alenco manufactures and distributes aluminum and vinyl windows.			
AMERICAN TRENCHLESS TECHNOLOGY, LLC	1,624,694	300,000	0.4%
American Trenchless provides underground infrastructure services utilizing boring, tunneling and directional drilling technologies.			
THE BRADSHAW GROUP	1,794,546	—	0.0%
Bradshaw provides innovative printing solutions including technical support, supplies, and new or refurbished printers, primarily for high-speed mass printings.			
CHAMPION WINDOW HOLDINGS, INC.	1,400,000	17,000,000	22.1%
Champion manufactures and sells aluminum windows for single and multi-family residential use primarily in Houston, San Antonio, and Austin, Texas.			
CMC INVESTMENTS, LLC	1,038,611	925,000	1.2%
CMC was formed to invest in Cooper Manufacturing Company, which manufactures drilling rigs for the oil and gas industry.			
CONTAINER ACQUISITION, INC.	10,773,800	3,970,000	5.2%
Container repairs, maintains and stores international shipping containers and is one of the largest operators of independent depots in the country.			

PORTFOLIO COMPANY	COST	FAIR VALUE	% OF NET ASSETS
DOANE PETCARE ENTERPRISES, INC.	$ 5,724,446	$ 6,787,803	8.8%
Doane PetCare is the largest manufacturer of private label dry pet food in the United States.			
THE DRILLTEC CORPORATION	1,000,000	—	0.0%
Drilltec is the largest provider of thread protectors and packaging for premium oil and gas tubular goods, drill pipe and line pipe.			
ENGLOBAL, INC.*	6,084,461	6,598,650	8.6%
Englobal provides engineering, consulting, control systems, field inspection and plant maintenance services, primarily to the energy industry.			
EQUICOM, INC.	9,834,090	3,166,730	4.1%
Equicom owns and operates 18 radio stations in small to medium-sized cities in Texas, including Bryan-College Station, Big Spring, Eagle Pass and Marble Falls.			
EQUIPMENT SUPPORT SERVICES, INC.	3,168,500	—	0.0%
ESS owns and operates various companies involved in the sale or rental of light to medium-sized construction equipment, parts and services.			
FS STRATEGIES, INC.	9,258,667	—	0.0%
FSS, through its Talent Tree subsidiaries, operates a network of branch offices providing temporary and permanent placement services and web-based human resource solutions.			

FOLIO COMPANY	COST	FAIR VALUE	% OF NET ASSETS
IES INDUSTRIAL SERVICES, INC.	$ 3,500,100	$ 2,500,000	3.2%
S specializes in field services for petrochemical and power generation industries including heat exchange fabrication, repair and refurbishment and other welding and machining services			
CI BUILDING SYSTEMS, INC.*	159,784	4,364,000	5.7%
NCI manufactures and markets metal building systems and components from operating facilities located throughout the United States and Mexico.			
ALLETONE, INC.	3,815,000	3,500,000	4.5%
PalletOne owns and operates twelve wooden pallet manufacturing facilities in eight states.			
RELIANT WINDOW HOLDINGS, LLC	372,256	4,200,000	5.5%
Reliant manufactures and sells aluminum windows for single and multi-family residential use, with primary operations in Texas and Georgia.			
SOVEREIGN BUSINESS FORMS, INC.	5,658,835	5,658,835	7.4%
Sovereign, with operations in six states, manufactures high-quality, custom business forms and related print products.			
SPECTRUM MANAGEMENT, LLC	4,153,698	4,153,698	5.4%
Spectrum provides security devices primarily to financial institutions.			

PORTFOLIO COMPANY	COST	FAIR VALUE	ASSETS
STERNHILL PARTNERS I, L.P.	$ 1,801,604	$ 700,000	0.9%
Sternhill is a venture capital fund, which invests in seed and early-stage information, communication and entertainment technology companies.			
STRATEGIC HOLDINGS, INC.	13,984,013	13,728,437	17.8%
Strategic, the largest glass recycler and processor in North America, receives and processes used glass and sells it to the container, fiberglass and bead industries as a raw material source.			
TURFGRASS AMERICA, INC.	5,941,057	5,341,057	6.9%
Turfgrass sells and installs warm season turfgrasses for golf course designers, sports franchises and residential and commercial customers.			
VANGUARD VII, L.P.	1,200,000	700,000	0.9%
Vanguard is a venture capital fund, which invests in seed and early-stage communications, internet and life science technology companies.			
OTHER	322,835	700,000	0.9%
TOTAL	**$ 92,611,224**	**$ 87,194,210**	**113.3%**

* *Publicly traded company*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

X ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal period ended December 31, 2002

__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NUMBER 0-19509

EQUUS II INCORPORATED

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE *(State or other jurisdiction of incorporation or organization)*	**76-0345915** *(I.R.S. Employer Identification No.)*
2929 ALLEN PARKWAY, SUITE 2500, HOUSTON, TEXAS	**77019** *(Zip Code)*

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (713) 529-0900

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
COMMON STOCK	NEW YORK STOCK EXCHANGE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. YES X NO___

INDICATE BY CHECK MARK IF DISCLOSURE OF DELINQUENT FILERS PURSUANT TO ITEM 405 OF REGULATION S-K IS NOT CONTAINED HEREIN, AND WILL NOT BE CONTAINED, TO THE BEST OF REGISTRANT'S KNOWLEDGE, IN THE DEFINITIVE PROXY OR INFORMATION STATEMENT INCORPORATED BY REFERENCE IN PART III OF THIS 10-K. [ ]

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS AN ACCELERATED FILER (AS DEFINED IN EXCHANGE ACT RULE 12b-2). YES X NO___

APPROXIMATE AGGREGATE MARKET VALUE OF COMMON STOCK HELD BY NON-AFFILIATES OF THE REGISTRANT: $37,744,882, COMPUTED ON THE BASIS OF $6.89 PER SHARE, CLOSING PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE ON APRIL 4, 2003. FOR PURPOSES OF CALCULATING THIS AMOUNT ONLY, ALL DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT HAVE BEEN TREATED AS AFFILIATES. THERE WERE 6,233,021 SHARES OF THE REGISTRANT'S COMMON STOCK, $.001 PAR VALUE, OUTSTANDING AS OF APRIL 4, 2003. THE NET ASSET VALUE OF A SHARE AT DECEMBER 31, 2002 WAS $12.35.

DOCUMENTS INCORPORATED BY REFERENCE: PROXY STATEMENT FOR 2003 ANNUAL MEETING OF STOCKHOLDERS IS INCORPORATED BY REFERENCE IN PART III.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 2.	Properties	20
Item 3.	Legal Proceedings	20
Item 4.	Submission of Matters to a Vote of Security Holders	20
PART II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	20
Item 6.	Selected Financial Data	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A.	Quantitative and Qualitative Disclosure About Market Risk	34
Item 8.	Financial Statements and Supplementary Data	35
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	74
PART III		
Item 10.	Directors and Executive Officers of the Registrant	74
Item 11.	Executive Compensation	74
Item 12.	Security Ownership of Certain Beneficial Owners and Management	74
Item 13.	Certain Relationships and Related Transactions	74
Item 14.	Controls and Procedures	74
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	75

Item 1. Business

Equus II Incorporated (the "Fund") is a Delaware corporation that seeks to achieve capital appreciation principally by making investments in equity and equity-oriented securities issued by privately-owned companies in transactions negotiated directly with such companies ("Portfolio Companies"). The Fund seeks to invest primarily in companies that intend to acquire other businesses, including through leveraged buyouts. The Fund may also invest in recapitalizations of existing businesses or special situations from time to time. The Fund's investments in Portfolio Companies consist principally of equity securities such as common and preferred stock, but also include other equity-oriented securities such as debt convertible into common or preferred stock or debt combined with warrants, options or other rights to acquire common or preferred stock. Current income is not a significant factor in the selection of investments. The Fund has elected to be treated as a business development company under the Investment Company Act of 1940 (the "Investment Company Act").

The Fund has eight directors. Six of such directors are disinterested individuals (the "Independent Directors") as defined by the Investment Company Act. The directors are responsible for providing overall guidance and supervision of the Fund, approving the valuation of the Fund's investments and performing various duties imposed on directors of a business development company by the Investment Company Act. Among other things, the Independent Directors supervise the management arrangements for the Fund, the custody arrangements with respect to portfolio securities, the selection of independent public accountants, fidelity bonding and any transactions with affiliates.

The Fund has engaged Equus Capital Management Corporation, a Delaware corporation (the "Management Company"), to provide certain investment management and administrative services to the Fund. Subject to the supervision of the directors, the Management Company performs, or arranges for third parties to perform, the management, administrative, certain investment advisory and other services necessary for the operation of the Fund. The Management Company identifies, evaluates, structures, monitors and disposes of the Fund's investments. The Management Company also manages the Fund's cash and short-term, interest-bearing investments and provides the Fund, at the Management Company's expense, with the office space, facilities, equipment and personnel (whose salaries and benefits are paid by the Management Company) necessary to enable the Fund to conduct its business.

The Management Company, its officers and directors and the officers of the Fund are collectively referred to herein as "Management". The Fund's principal office is located at 2929 Allen Parkway, Suite 2500, Houston, Texas 77019-2120, and the telephone number is (713) 529-0900.

The Fund's revolving line of credit, which is used for liquidity to pay operating expenses of the Fund and to make new or follow-on investments in portfolio securities, expires on June 1, 2003, and is collateralized by a pledge of the Fund's portfolio securities. The lender has asked the Fund to take steps to pay off the revolving line of credit. Accordingly, the Fund is in discussions with several interested parties regarding the sale of certain portfolio securities at values that would enable the Fund to repay the line of credit. The Fund is also pursuing arrangements to refinance the line of credit with another lender and may approach the current lender for another extension of the due date. Management believes it will either be able to extend the loan, repay it from another lending source or repay it from the sale of portfolio securities. If not, the Fund may be required to sell certain portfolio securities to maintain liquidity, or the lender could exercise its rights pursuant to its collateralized interest and require the Fund to sell portfolio securities. Such sales could be at values materially less than Management's estimates of fair value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion related to the Fund's borrowings and liquidity.

Investment Practices

Substantially all of the net assets of the Fund are invested or committed to be invested in securities of Portfolio Companies. Substantially all amounts not invested in securities of Portfolio Companies are invested in short-term, highly liquid investments consisting of interest-bearing bank accounts, certificates of deposit or other short-term, highly liquid investments providing, in the opinion of the Management Company, appropriate safety of principal. At December 31, 2002, $58,000,000 of such short-term investments were restricted and were pledged as collateral on certain bank borrowings.

The Fund's investments in portfolio securities are usually structured in private transactions negotiated directly with the owner or issuer of the securities acquired.

The Fund is concentrating its investment efforts on companies of a type and size that, in management's view, provide opportunities for significant capital appreciation, relative ease of acquisition and disposition, reduced competition for investments and prudent diversification of risk.

The enterprise value of a Portfolio Company typically ranges from $15,000,000 to $75,000,000, at the time of the Fund's initial investment. The Fund's initial investment in a Portfolio Company typically ranges from $1,500,000 to $7,500,000, depending on the investment. The balance of the purchase price of a Portfolio Company is supplied by debt financing and other equity investors, if necessary.

The Fund is attempting to reduce certain of the risks inherent in private equity-oriented investments by investing in a portfolio of companies involved in different industries. The Fund has limited its initial investment (whether in the form of equity or debt securities, commitments to purchase securities or debt guaranties) in any Portfolio Company to no more than 15% of the Fund's net assets. However, if a follow-on investment is available or required, as discussed below, the Fund's investment in a particular Portfolio Company may exceed these initial investment limitations. Also, investments in certain Portfolio Companies may be in excess of the Fund's initial investment limitations due to increases in the value of such investments.

The Fund may make investments as a sole investor, with other professional investors or with other persons. The Fund ordinarily is not the sole investor in a Portfolio Company. Joint equity participants may include management of the Portfolio Company, other business development companies, small business investment companies, other institutional or individual investors or venture capital groups. The investment position of the Fund and its co-investors, if any, in Portfolio Companies will typically involve a substantial, and may constitute a controlling, interest in such companies.

The Fund may borrow funds to make new or follow-on investments, to maintain its pass through tax status, or to pay contingencies and expenses. See “Borrowings” and “Loss of Conduit Tax Treatment” under “Factors that May Affect Future Results, the Market Price of Common Stock, and the Accuracy of Forward Looking Statements.”

Investment Criteria

Prospective investments are evaluated by Management based upon criteria that may be modified from time to time. The criteria currently being used by Management in determining whether to make an investment in a prospective Portfolio Company include:

1. The presence or availability of competent management;

2. The existence of a substantial market for the products or services of the company characterized by favorable growth potential, or a substantial market position in a stable industry;

3. The existence of a history of profitable operations or a reasonable expectation that operations can be conducted at a level of profitability acceptable in relation to the proposed investment; and

4. The willingness of the company to permit the Fund and its co-investors, if any, to take a substantial position in the company and have representation on its Board of Directors, so as to enable the Fund to influence the selection of management and basic policies of the company.

Investment Operations

The investment operations of the Fund consist principally of the following basic activities:

Identifying Investments. Investment opportunities are identified for the Fund by the Management Company and its officers and directors. Investment proposals may, however, come to the Fund from other sources, which may include unsolicited proposals from the public and referrals from banks, lawyers, accountants and members of the financial community. Subject to the approval of the Board of Directors, the Fund may pay such persons (including affiliates of Management other than directors, officers and employees of the Management Company) finder's fees to the extent permissible under applicable law and consistent with industry practice.

Evaluating Investment Opportunities. Prior to committing funds to an investment opportunity, due diligence is conducted to assess the prospects and risks of the potential investment. See "Investment Criteria" above.

Structuring Investments. Portfolio Company investments typically are negotiated directly with the prospective Portfolio Company or its affiliates. The Management Company structures the terms of a proposed investment, including the purchase price, the type of security to be purchased and the future involvement of the Fund and affiliates in the Portfolio Company's business (including representation on its Board of Directors). The Management Company seeks to structure the terms of the investment so as to provide for the capital needs of the Portfolio Company and at the same time maximize the Fund's opportunities for capital appreciation in its investment.

Providing Management Assistance and Monitoring of Investments. Successful private equity investments typically require active monitoring of, and significant participation in, major business decisions of Portfolio Companies. In most cases, officers of the Fund serve as members of the boards of directors of Portfolio Companies. Such management assistance is required of a business development company under the Investment Company Act and is intended to enable the Fund to provide guidance and management assistance with respect to such matters as capital structure, budgets, profit goals, diversification strategy, financing requirements, management additions or replacements and development of a public or private market for the securities of the Portfolio Company. In connection with their service as directors of Portfolio Companies, officers and directors of Management may receive and retain directors' fees or reimbursement for expenses incurred, and may participate in incentive stock option plans for non-employee directors, if any. When necessary, the Management Company, on behalf of the Fund, may also assign staff professionals with financial or management expertise to assist Portfolio Company management on specific problems.

Current Portfolio Companies

The following is a description of the Fund's investments in its 21 Portfolio Companies and two venture capital funds at December 31, 2002.

Alenco Window Holdings II, LLC

Alenco Window Holdings II, LLC ("AWH2"), Bryan, Texas, was formed in January 2002, to invest working capital into Alenco Holding Corporation ("Alenco"), a company formed to purchase certain assets of Reliant Building Products, Inc. pursuant to a plan of reorganization confirmed in bankruptcy court. Alenco manufactures aluminum and vinyl windows for single and multi-family residential purposes. At December 31, 2002, the Fund's investment in AWH2, valued at $2,900,000 with a cost of $227, consisted of an approximate 24% membership interest.

American Trenchless Technology, LLC / Glendale LLC

American Trenchless Technology, LLC ("ATT"), Houston, Texas, was formed to acquire H & I Boring and Tunneling, a Houston based regional provider of underground infrastructure services, utilizing boring, tunneling and directional drilling technologies. ATT services the water, sewer, electrical and telecommunications industries. ATT maintains a website at www.americantrenchless.com. At December 31, 2002, the Fund's investment in ATT was valued at zero with a cost of $1,324,694 and consisted of 1,934,532 shares of common stock and 100,000 shares of preferred stock. The Fund's investment in ATT represents an approximate 36.6% fully-diluted membership interest. In conjunction with a restructuring of ATT's bank indebtedness in October 2002, the Fund invested $300,000 to acquire 50% of the membership interest in Glendale, LLC ("Glendale"), which was formed to acquire a $600,000 participation in the secured bank loan to ATT. The Fund's ownership interest in

Glendale is valued at its cost of $300,000.

The Bradshaw Group

The Bradshaw Group ("TBG"), Dallas, Texas, provides innovative printing solutions primarily for customers in need of high-speed mass printings. TBG maintains a web site at www.bradshawgroup.com. At December 31, 2002, the Fund's investment in TBG was valued at zero with a cost of $1,794,546. The Fund's investment consisted of 1,335,000 shares of preferred stock, a warrant to buy 2,229,450 shares of common stock at $0.01 through May 2008, a 15% promissory note in the amount of $459,545 and a prime + 2% promissory note in the amount of $398,383, representing an approximate 17.8% fully-diluted equity interest. Gary L. Forbes, a Vice President of the Fund, serves on TBG's Board of Directors.

Champion Window Holdings, Inc.

Champion Window Holdings, Inc. ("Champion"), Houston, Texas, manufactures and sells aluminum windows for single and multi-family residential purposes, primarily in Houston, San Antonio and Austin, Texas. Champion maintains a web site at www.championwindow.net. At December 31, 2002, the Fund's investment in Champion, valued at $17,000,000 with a cost of $1,400,000, consisted of 1,400,000 shares of common stock. The Fund's investment in Champion represents an approximate 32% fully-diluted equity interest. Nolan Lehmann, President of the Fund, and Tracy H. Cohen, a Vice President of the Fund, serve as directors of Champion.

CMC Investments, LLC

CMC Investments, LLC, ("CMC"), Houston, Texas, holds an investment in Cooper Manufacturing Company, which manufactures drilling rigs for the oil and gas industry. At December 31, 2002, the Fund's investment in CMC was valued at $925,000 with a cost of $1,038,611. The investment in CMC was received by the Fund upon the liquidation of Tulsa Industries, Inc., a former investment. The Fund's investment consists of a 21% membership interest in CMC and 8,863 shares of Weatherford International common stock.

Container Acquisition, Inc. / CCI-ANI Finance, LLC

Container Acquisition, Inc. ("Container"), Houston, Texas, is a logistics and maintenance services company serving owners of international shipping containers. Container maintains a web site at www.containercare.com. At December 31, 2002, the Fund's investment in Container, valued at $3,970,000 with a cost of $10,773,800, consisted of 1,370,000 shares of common stock, 78,318 shares of preferred stock and a warrant, exercisable under certain conditions, to buy 370,588 shares of common stock at $0.01 per share through February 2007. The Fund's investment in Container represents an approximate 65% fully-diluted equity interest. Sam P. Douglass, Chairman and CEO of the Fund and Mr. Lehmann serve on Container's Board of Directors. In conjunction with a restructuring of Container's bank indebtedness in April 2002, the Fund invested $1,571,000 to acquire an 84.9% membership interest in CCI-ANI Finance, LLC ("CCI-ANI") which was formed to purchase a subordinated note from the former owner of Container. The note had a principal balance of $2,000,000 plus $233,333 in accrued interest when it was acquired at a discounted price of $1,850,000. At December 31, 2002 the Fund's ownership interest in CCI-ANI is valued at $1,970,000, with a cost of $1,571,000.

Doane PetCare Enterprises, Inc.

Doane PetCare Enterprises, Inc. ("Doane"), Nashville, Tennessee, is the largest producer of private-label dry pet food in the United States. In 1995, the Fund invested in Summit/DPC Partners, L.P. ("Summit"), which was formed to invest in Doane. Summit was liquidated in April 2001 and the Fund received common stock, a note receivable and warrants in Doane. At December 31, 2002, the Fund's investment in Doane was valued at $6,787,803 with a cost of $5,724,446. The Fund's investment consists of 1,943,598 shares of common stock and $1,787,802 in a 15% promissory note with a face value of $1,805,556. The Fund's investment in Doane represents an approximate 5% fully-diluted equity interest.

The Drilltec Corporation

The Drilltec Corporation ("Drilltec"), Houston, Texas, provides thread protectors and packaging for premium tubular goods, drill pipe and line pipe, utilized primarily in the oil and gas industry. Drilltec maintains a web site at www.drilltec.com. At December 31, 2002, the Fund's investment in Drilltec, valued at zero with a cost of $1,000,000, consisted of a prime + 9.75% promissory note in the amount of $1,000,000. The Fund recognized a loss of $7,645,000 on its investment in the preferred stock and common stock of Drilltec in October 2000. The Fund's investment in Drilltec represents an approximate 62% fully-diluted equity interest. Mr. Forbes serves on Drilltec's Board of Directors.

ENGlobal Corporation (AMEX: ENG)
(formerly Industrial Data Systems Corporation and Petrocon Engineering Inc.)

ENGlobal Corporation ("ENG"), Houston, Texas, provides engineering consulting, control systems, field inspections and plant maintenance services, primarily to the energy industry. ENG maintains a website at www.englobal.com. On December 21, 2001, Petrocon Engineering Inc. ("Petrocon") was merged into ENG in exchange for ENG common stock. At December 31, 2002, the Fund's investment in ENG was valued at $6,598,650, with a cost of $6,084,461. The Fund's investment consists of a 9.5% promissory note in the amount of $2,780,000, 1,225,758 shares of common stock and 2,588,000 shares of convertible preferred stock. The Fund's investment in ENG represents an approximate 10% fully diluted equity interest at December 31, 2002.

Equicom, Inc. (formerly Texrock Radio, Inc.)

Equicom, Inc. ("Equicom"), Bryan, Texas, was formed to acquire radio stations in small to medium-sized cities in Texas. At December 31, 2002, Equicom owned and operated 18 radio stations. At December 31, 2002, the Fund's investment in Equicom, valued at $3,166,730 with a cost of $9,834,090, consisted of 452,000 shares of common stock, 657,611 shares of preferred stock and $3,116,730 in 10% promissory notes. The Fund's investment in Equicom represents an approximate 56% fully-diluted equity interest at December 31, 2002. The Fund has guaranteed up to $758,520 related to an obligation to a financial institution on Equicom's behalf. Ms. Cohen serves on Equicom's Board of Directors.

Equipment Support Services, Inc.

Equipment Support Services, Inc. ("ESS"), Houston, Texas, was formed to buy various companies in the equipment rental business including Carruth-Doggett Industries, Inc. and CDI Rental Services, Inc., in which the Fund had an investment. At December 31, 2002 the Fund's investment in ESS, valued at zero with a cost of $3,168,500, consisted of 35,000 shares of common stock, 35,000 shares of preferred stock and $1,138,000 in an 8% promissory note. The Fund's investment in ESS represents an approximate 3% fully diluted equity interest at December 31, 2002.

FS Strategies, Inc.

FS Strategies, Inc. ("FSS"), Houston, Texas, was formed to acquire Talent Tree Acquisition Corporation ("Talent Tree", formerly Initial Staffing Services) and Talent Tree Employer Services, Inc. (formerly EESIS, Inc ("TTES"). Talent Tree and TTES maintain web sites at www.talenttree.com and www.talentreehr.com, respectively. Talent Tree operates a network of branch offices providing temporary staffing and permanent placement services in 32 states. TTES is a web-based human resources solution provider based in Houston. At December 31, 2002, the Fund's investment in FSS was valued at zero with a cost of $9,258,667. The Fund's investment consists of 110,000 shares of common stock and 1,667 shares of preferred stock. The Fund's investment in FSS represents an approximate 23% fully-diluted equity interest. Mr. Lehmann serves on the Board of Directors of FSS.

GCS RE, Inc.

GCS RE, Inc. ("GCS"), College Station, Texas, was formed to be a general partner of a real estate partnership, which owned a warehouse that is leased to a former subsidiary of a previously owned portfolio company. During 2002, the Fund contributed its investment in A.C. Liquidating Corporation, a former portfolio company, to GCS. At December 31, 2002, the Fund's investment in GCS consisted of 1,000 shares of common stock that was valued at $600,000, with a cost basis of $320,924. The Fund owns 100% of the stock of GCS. Mr. Douglass and Mr. Lehmann serve on the Board of Directors of GCS.

Jones Industrial Services, Inc. (formerly United Industrial Services, Inc.)

Jones Industrial Services, Inc. ("JIS"), Houston, Texas, was formed to acquire businesses providing field services for the petrochemical and power generation industries. At December 31, 2002, the Fund's investment in JIS was valued at $2,500,000 with an original cost of $3,500,100 and consisted of 35,000 shares of preferred stock and warrants to buy up to 63,637 shares of common stock at $0.01 per share through June 2008. The Fund's investment in JIS represents an approximate 37.4% fully-diluted equity interest. Mr. Forbes serves on JIS's Board of Directors.

Milam Enterprises, LLC

Milam Enterprises, LLC ("Milam"), Houston, Texas, was formed to hold certain assets of Travis International, Inc. ("Travis") not included in the sale of Travis' business operations. The Fund contributed all of its shares in Travis to Milam for a membership interest. At December 31, 2002, the Fund's investment in Milam consisted of a 9% membership interest valued at $100,000 with a cost of $1,911.

NCI Building Systems, Inc. (NYSE: NCS)

NCI Building Systems, Inc. ("NCS"), Houston, Texas, manufactures and markets metal building systems, components and roll up doors from operating facilities located throughout the United States and Mexico. NCS maintains a web site at www.ncilp.com. The December 31, 2002 closing price of NCS's common stock on the New York Stock Exchange was $21.82 per share. At December 31, 2002, the Fund's investment in NCS consisted of 200,000 shares of common stock valued at $4,364,000 with a cost of $159,784, which represents an approximate 1% fully-diluted equity interest in NCS. Mr. Forbes serves as a director of NCS.

PalletOne, Inc.

PalletOne, Inc. ("PalletOne"), Bartow, Florida, was formed to acquire and operate twelve wooden pallet manufacturing facilities in eight states. PalletOne maintains a website at www.palletone.com. At December 31, 2002, the Fund's investment in PalletOne, valued at $3,500,000 with a cost basis of $3,815,000, consisted of 350,000 shares of common stock and 3,465,000 shares of preferred stock, representing an approximate 21% fully-diluted equity interest. Mr. Lehmann and Mr. Forbes serve as directors of PalletOne.

Reliant Window Holdings, LLC

Reliant Window Holdings, LLC ("RWH"), Houston, Texas, was formed to acquire 87.5% of Alenco Window Holdings, LLC ("AWH"). AWH acquired the senior secured debt of a bankrupt entity, which it exchanged for notes receivable from and an equity interest in Alenco Holding Corporation ("Alenco"), a company formed to purchase certain assets of Reliant Building Products, Inc. pursuant to a plan of reorganization confirmed in bankruptcy court. Alenco manufactures aluminum and vinyl windows for single and multi-family residential purposes. Alenco maintains a website at www.alencowindows.com. At December 31, 2002, the Fund's investment in RWH, valued at $4,200,000 with a cost of $372,256, consisted of a 36.86% membership interest. AWH owns approximately 36.1% of the fully-diluted equity interest of Alenco. The Fund has committed to invest up to an additional $5,158,000 in RWH under certain circumstances. Of this $5,158,000, $3,719,000 is a letter of credit that the Fund has in place to secure potential obligations of RWH's operating subsidiary to its insurance carrier. This letter of credit expires on April 1, 2003, and the operating company has made arrangements to replace the Fund's letter of credit at such time. The remaining commitment includes a guarantee by the Fund of up to $1,439,000 of an obligation that RWH has to a financial institution. Management does not expect the Fund to have to pay anything in relation to this guarantee. Mr. Lehmann and Ms. Cohen serve as members of the board of managers of RWH.

Sovereign Business Forms, Inc.

Sovereign Business Forms, Inc. ("Sovereign"), Houston, Texas, is a manufacturer of wholesale business forms, with operations in six states. At December 31, 2002, the Fund's investment in Sovereign, valued at its cost of $5,658,835, consisted of 19,131 shares of preferred stock, $3,745,735 in 15% promissory notes and warrants to buy up to 551,894, 25,070 and 273,450 shares of common stock at $1, $1.25 and $1 per share through August 2006, October 2007 and October 2009, respectively. The Fund's investment represents a 31% fully-diluted equity interest in Sovereign. Mr. Forbes serves on Sovereign's Board of Directors.

Spectrum Management, LLC

Spectrum Management, LLC ("Spectrum"), Dallas, Texas, was formed to acquire a business which provides security devices to financial institutions. At December 31, 2002, the Fund's investment in Spectrum, valued at its original cost of $4,153,698, consisted of 285,000 units of Class A equity interest and a 16% subordinated promissory note in the amount of $1,303,698. The Fund's investment in Spectrum represents an approximate 79% fully-diluted equity interest. Mr. Forbes and Ms. Cohen serve on the Board of Directors of Spectrum.

Sternhill Partners I, L.P.

Sternhill Partners I, L.P. ("Sternhill"), Houston, Texas, is a venture capital fund which was formed to invest in seed and early stage information, communication and entertainment technology companies. Sternhill maintains a web site at www.sternhillpartners.com. At December 31, 2002, the Fund's investment in Sternhill was valued at $700,000 with a cost of $1,801,604. The Fund has committed to invest up to an additional $720,000 in Sternhill. The Fund's investment consisted of a 3% limited partnership interest.

Strategic Holdings, Inc. and related entity

Strategic Holdings, Inc. ("SHI"), Houston, Texas, was formed to acquire Strategic Materials, Inc., formerly known as Allwaste Recycling, Inc., the glass recycling division of Allwaste, Inc. SHI receives and processes used glass, which is then sold to the container, fiberglass and bead industries as a raw material source. At December 31, 2002, the Fund's investment in SHI was valued at $13,540,014 with an original cost of $13,659,013. The Fund's investment in SHI consists of 3,089,751 shares of common stock, 3,822,157 shares of Series B preferred stock, $6,750,000 in a 15% promissory note and warrants to buy 225,000, 100,000 and 2,219,237 shares of SHI common stock at $0.4643, $1.50 and $0.01 per share through August 2005, August 2005 and November 2005, respectively. In addition, the Fund has accrued $500,000 in interest receivable on the promissory note. Mr. Lehmann serves as a director of SHI.

SMIP, Inc. ("SMIP"), Houston, Texas, was formed to be the general partner of a limited partnership which owns an 18% fully-diluted interest in SHI. Management personnel of Strategic Materials, Inc. are the limited partners of the partnership. At December 31, 2002, the Fund's investment in SMIP was valued at $188,423, with a cost of $325,000. The Fund's investment in SMIP consists of 1,000 shares of common stock and $175,000 in a 15% promissory note. SMIP is wholly-owned by the Fund. Mr. Lehmann serves as a director of SMIP.

The Fund's investments in SHI and SMIP represent an approximate 80% fully-diluted equity interest in SHI.

Turfgrass America, Inc.

Turfgrass America, Inc. ("Turfgrass"), Granbury, Texas, was formed for the purpose of acquiring several companies which grow and market warm season turfgrass, including Millberger Turf Farms and Thomas Bros. Grass. Turfgrass is one of the largest warm season turfgrass companies in the United States. Turfgrass maintains a web site at www.turfgrassamerica.com. At December 31, 2002, the Fund's investment in Turfgrass was valued at $5,341,057 with a cost of $5,941,057. The Fund's investment consisted of 211,184 shares of common stock, 1,507,226 shares of convertible preferred stock, $3,781,804 invested in a 12% subordinated promissory note with a face value of $4,000,000, two 12% promissory notes totaling $790,615, and warrants to buy 250,412 shares of Turfgrass common stock for $0.51 through April 2010, representing an approximate 16% fully-diluted equity interest in Turfgrass.

Vanguard VII, L.P.

Vanguard VII, L.P. ("Vanguard"), Houston, Texas, is a venture capital fund which was formed to invest in seed and early stage communications and life science technology companies. Vanguard maintains a web site at www.vanguardventures.com. At December 31, 2002, the investment in Vanguard was valued at $700,000 with a cost of $1,200,000. The Fund has committed to invest up to an additional $1,800,000 in Vanguard. The Fund's investment consists of a 1.3% limited partnership interest.

Temporary Investments

Pending investment in Portfolio Companies, the Fund invests its available funds in interest-bearing bank accounts, money market mutual funds, U.S. Treasury securities and/or certificates of deposit with maturities of less than one year (collectively, "Temporary Investments"). Temporary Investments may also include commercial paper (rated or unrated) and other short-term securities. Temporary Investments constituting cash, cash items, securities issued or guaranteed by the U.S. Treasury or U.S. Government agencies and high quality debt securities (commercial paper rated in the two highest rating categories by Moody's Investor Services, Inc. or Standard & Poor's Corporation, or if not rated, issued by a company having an outstanding debt issue so rated, with maturities of less than one year at the time of investment) will qualify for determining whether the Fund has 70% of its total assets invested in Managed Companies (as hereafter defined) or in qualified Temporary Investments for purposes of the business development company provisions of the Investment Company Act. At December 31, 2002, $58,000,000 of temporary investments were restricted and were pledged as collateral on certain bank borrowings. See "Regulation" below.

Follow-on Investments

Following its initial investment in a Portfolio Company, the Fund may be requested to make follow-on investments in the company. Follow-on investments may be made to take advantage of warrants or other preferential rights granted to the Fund or otherwise to increase the Fund's position in a successful or promising Portfolio Company. The Fund may also be called upon to provide additional equity or loans needed by a Portfolio Company to fully implement its business plans, to develop a new line of business or to recover from unexpected business problems. The Fund may make follow-on investments in Portfolio Companies from funds on hand or may borrow all or a portion of the funds required to make such follow-on investments. If the Fund is unable to maintain its revolving line of credit and does not have sufficient funds to make follow-on investments, the Portfolio Company in need of the investment may be negatively impacted and/or the Fund's equity interest in the Portfolio Company may be reduced.

The Fund has committed, under certain circumstances, to make follow-on investments in certain Portfolio Companies. See further discussion of this in the "Liquidity and Capital Resources" section in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Disposition of Investments

The method and timing of the disposition of the Fund's portfolio investments is critical to the realization of capital appreciation and to the minimization of any capital losses. The Fund expects to dispose of its portfolio securities through a variety of transactions, including sales of portfolio securities in underwritten public offerings, public sales of such securities and negotiated private sales of such securities to the Portfolio Company itself or to other investors. In addition, the Fund may distribute its portfolio securities in-kind to its shareholders. In structuring investments, the Fund endeavors to reach such agreements or understandings with a prospective Portfolio Company as may be appropriate with respect to the method and timing of the disposition of the Fund's investment and, if appropriate, seeks to obtain registration rights at the expense of the Portfolio Company. The Fund bears the costs of disposing of investments to the extent not paid by the Portfolio Company. The Fund currently plans to dispose of certain portfolio securities to reduce or pay off its line of credit, and to increase the Fund's liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Fund's borrowings and liquidity.

Operating Expenses

The Management Company, at its expense, provides the Fund with office space, facilities, equipment and personnel (whose salaries and benefits are paid by the Management Company) necessary for the conduct of the Fund's business and pays all costs related to proposed acquisitions of portfolio securities that are not completed, unless such proposed acquisitions have been previously approved by the Board of Directors of the Fund.

The Fund is responsible for paying certain expenses relating to its operations, including: management fees to the Management Company; fees and expenses of the Independent Directors; finder's fees; direct costs of proposed investments in Portfolio Companies, whether or not completed, if such proposed investments have been approved for acquisition by the Board of Directors of the Fund; depositary fees of unaffiliated depositaries; fees of unaffiliated transfer agents, registrars and disbursing agents; the administrative fee to the Management Company; portfolio transaction expenses; interest; legal and accounting expenses; costs of printing and mailing proxy materials and reports to shareholders; New York Stock Exchange fees; custodian fees; litigation costs; costs of disposing of investments including brokerage fees and commissions; and other unusual or nonrecurring expenses and other expenses properly payable by the Fund. The Fund also has the ability to pay bonuses to its officers, but none have been paid to date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Fund's liquidity.

Valuation

On a quarterly basis, the Management Company performs a valuation of the investments in portfolio securities of the Fund, subject to the approval of the Board of Directors of the Fund. Valuations of portfolio securities are done in accordance with accounting principles generally accepted in the United States and the financial reporting policies of the SEC. The applicable methods prescribed by such principles and policies are described below.

The fair value of investments for which no market exists (including most investments made by the Fund) is determined on the basis of procedures established in good faith by the Board of Directors of the Fund. As a general principle, the current "fair value" of an investment would be the amount the Fund might reasonably expect to receive for it upon its current sale, in an orderly manner. There is a range of values that are reasonable for such investments at any particular time. Generally, cost is the primary factor used to determine fair value until significant developments affecting the Portfolio Company (such as results of operations or changes in general market conditions) provide a basis for use of an appraisal valuation.

Appraisal valuations are based upon such factors as a Portfolio Company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies, an assessment of the company's current and future financial prospects and various other factors and assumptions. In the case of unsuccessful operations, the appraisal may be based upon liquidation value. Appraisal valuations are necessarily subjective and the Management Company's estimate of values may differ materially from amounts actually received upon the disposition of portfolio securities. Also, failure by a Portfolio Company to achieve its business plan or obtain and maintain its financing arrangements could result in a significant and rapid change in its value.

The Fund may also use, when available, third-party transactions in a Portfolio Company's securities as the basis of valuation (the "private market method"). The private market method will be used only with respect to completed transactions or firm offers made by sophisticated, independent investors.

Fund investments for which market quotations are readily available and which are freely transferable are valued at the closing price on the date of valuation. For securities which are in a class of public securities but are restricted from free trading (such as Rule 144 stock), valuation is set by discounting the closing price to reflect the estimated effects of the illiquidity caused by such restrictions. The fair values of debt securities, which are generally held to maturity, are determined on the basis of the terms of the debt securities and the financial condition of the issuer. Certificates of deposit purchased by the Fund generally will be valued at their face value, plus interest accrued to the date of valuation.

The Board of Directors reviews the valuation policies on a quarterly basis to determine their appropriateness and may also hire independent firms to review the Management Company's methodology of valuation or to conduct an independent valuation.

On a daily basis, the Fund adjusts its net asset value for the changes in the value of its publicly held securities and material changes in the value of its private securities and reports those amounts to Lipper Analytical Services, Inc. Weekly and daily net asset values appear in various publications, including Barron's and The Wall Street Journal.

Custodian

The Fund acts as the custodian of its securities to the extent permitted under the Investment Company Act and is subject to the restrictions imposed on self-custodians by the Investment Company Act and the rules and regulations thereunder. The Fund has entered into an agreement with Bank of America, N.A. with respect to the safekeeping of such securities. The principal business office of the custodian is 700 Louisiana Street, 6th Floor, Houston, Texas 77002.

Transfer and Disbursing Agent

The Fund employs American Stock Transfer & Trust Company as its transfer agent to record transfers of the shares, maintain proxy records and to process distributions. The principal business office of such company is 59 Maiden Lane, New York, NY, 10007.

Factors that May Affect Future Results, the Market Price of Common Stock, and the Accuracy of Forward-Looking Statements

In the normal course of its business, the Fund, in an effort to keep its stockholders and the public informed about the Fund's operations and portfolio of investments, may from time-to-time issue certain statements, either in writing or orally, that contain or may contain forward-looking information. Generally, these statements relate to business plans or strategies of the Fund or Portfolio Companies in which it invests, projected or anticipated benefits or consequences of such plans or strategies, projected or anticipated benefits of new or follow-on investments made by or to be made by the Fund, or projections involving anticipated purchases or sales of securities or other aspects of the Fund's operating results. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially. As noted elsewhere in this report, the Fund's operations and portfolio of investments are subject to a number of uncertainties, risks, and other influences, many of which are outside the control of the Fund, and any one of which, or a combination of which, could materially affect the results of the Fund's operations or net asset value, the market price of its common stock, and whether forward-looking statements made by the Fund ultimately prove to be accurate.

The following discussion outlines certain factors that in the future could affect the Fund's results for 2003 and beyond and cause them to differ materially from those that may be set forth in any forward-looking statement made by or on behalf of the Fund:

Long-Term Objective. The Fund is intended for investors seeking long-term capital growth. The Fund is not meant to provide a vehicle for those who wish to play short-term swings in the stock market. The portfolio securities acquired by the Fund generally require four to seven years or longer to reach maturity and generally are illiquid. An investment in shares of the Fund should not be considered a complete investment program. Each prospective purchaser should take into account his investment objectives as well as his other investments when considering the purchase of shares of the Fund.

Non-Diversified Status; Number of Investments. The Fund is classified as a "non-diversified" investment company under the Investment Company Act, which means the Fund is not limited in the proportion of its assets that may be invested in the securities of a single issuer. Generally, the Fund does not intend to initially invest more than 15% of the value of its net assets in a single Portfolio Company. However, follow-on investments, a disproportionate increase in the value of one Portfolio Company or the sale of investments may result in greater than 15% of the Fund's net assets being invested in a single Portfolio Company. While these restrictions limit the exposure of the capital of the Fund in any single investment, to the extent the Fund takes large positions in the securities of a small number of issuers, the Fund will be exposed to a greater risk of loss and the Fund's net asset value and the market price of its common stock may fluctuate as a result of changes in the financial condition, or results of operations of, the stock price of, or in the market's assessment of any single Portfolio Company to a greater extent than would be the case if it were a "diversified" company holding numerous investments. The Fund currently has investments in 21 Portfolio Companies and two venture capital funds. The value of one investment exceeds 20% of the value of the Fund's net assets and the value of another exceeds 15%. The value of the Fund's investments in three entities which are involved in the manufacture of residential windows exceeds 31% of the Fund's net asset value at December 31, 2002.

Leveraged Portfolio Investments. While leveraged buyout investments and investments in highly leveraged companies offer the opportunity for significant capital gains and current income, such investments involve a high degree of business and financial risk and can result in substantial losses. Many of the Fund's Portfolio Companies have incurred substantial indebtedness in relation to their overall capital base. Such indebtedness generally has a term that will require that the balance of the loan be refinanced when it matures. In the event a Portfolio Company cannot generate adequate cash flow to meet the principal and interest payments on such indebtedness or is not successful in refinancing the debt upon its maturity, the Fund's investment could be reduced or eliminated through foreclosure on the Portfolio Company's assets or the Portfolio Company's reorganization or bankruptcy. A substantial portion of the indebtedness incurred by Portfolio Companies may bear interest at rates that will fluctuate in accordance with a stated interest rate index or the prime lending rate. The cash flow of a Portfolio Company may not be sufficient to meet increases in interest payments on its indebtedness. Accordingly, the profitability of the Fund's Portfolio Companies, as well as appreciation, if any, of the investments in such companies, will depend in a significant part upon prevailing interest rates.

In addition, a number of financial institutions that have historically been active in lending in the small and mid-cap markets on an asset-based or cash-flow basis have withdrawn from the market and declined to extend existing loans past their current maturity dates. Since most of the Fund's Portfolio Companies borrow in this market, a number of Portfolio Companies are currently faced with the necessity of refinancing their existing credit facilities in a market where there are currently few other financing alternatives. If a Portfolio Company cannot refinance its credit facility on a timely basis, it may be required to sell assets to repay debt or seek protection under applicable reorganization or bankruptcy laws. In either event the value of the Fund's investment in such Portfolio Company may be materially affected.

Lack of Liquidity of Portfolio Investments. The portfolio investments of the Fund consist principally of securities that are subject to restrictions on sale because they were acquired from the issuer in "private placement" transactions or because the Fund is deemed to be an affiliate of the issuer. Generally, the Fund will not be able to sell these securities publicly without the expense and time required to register the securities under the Securities Act of 1933 and applicable state securities law unless an exemption from such registration requirements is available. In addition, contractual or practical limitations may restrict the Fund's ability to liquidate its securities in Portfolio Companies since in many cases the securities of such companies will be privately held and the Fund may own a relatively large percentage of the issuer's outstanding securities. Sales may also be limited by securities market conditions, which may be unfavorable for sales of securities of particular issuers. The above limitations on liquidity of the Fund's securities could preclude or delay any disposition of such securities or reduce the amount of proceeds that might otherwise be realized.

Need for Follow-on Investments in Portfolio Companies. After its initial investment in a Portfolio Company, the Fund may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment in a successful situation, e.g., the exercise of a warrant to purchase common stock. There is no assurance that the Fund will make, or have sufficient funds to make, follow-on investments. Any decision by the Fund not to make a follow-on investment or any inability on its part to make such an investment may have a negative impact on a Portfolio Company in need of such an investment or may result in a missed opportunity for the Fund to increase its participation in a successful operation and may dilute the Fund's equity interest in or reduce the expected yield on its investment.

Competition for Investments. The Fund encounters competition from other persons or entities with similar investment objectives. These competitors include private equity partnerships, other business development companies, investment partnerships and corporations, small business investment companies, large industrial and financial companies investing directly or through affiliates, foreign investors of various types and individuals. Many of these competitors have greater financial resources and more personnel than the Fund and may be subject to different and frequently less stringent regulation.

Borrowings. The Fund may borrow funds to make new or follow-on investments, to maintain its pass-through tax status as a regulated investment company under Subchapter M of the Internal Revenue Code or to pay contingencies and expenses. The Fund is permitted under the Investment Company Act to borrow funds if, immediately after the borrowing, it will have an asset coverage of at least 200%. That is, the Fund may borrow funds in an amount up to 50% of the value of its assets (including investments made with borrowed funds). The amount and nature of any Fund borrowings will depend upon a number of factors over which the Fund has no control, including general economic conditions, conditions in the financial markets and the impact of the financing on the tax treatment of the stockholders. The use of leverage, even on a short-term basis, could have the effect of magnifying increases or decreases in the Fund's net asset value. While the "spread" between the current yield on the Fund's investments and the cost of any loan would augment the stockholders' return from the Fund, if the spread narrows (because of an increase in the cost of debt or insufficient income on the Fund's investments), distributions to the stockholders would be adversely affected. If the spread were reversed, the Fund might be unable to meet its obligations to its lenders, which might then seek to cause the Fund to liquidate some or all of its investments. There can be no assurance that the Fund would realize full value for its investments or recoup all of its capital if its portfolio investments were required to be liquidated in other than an orderly manner.

Many financial institutions today are unwilling to lend against a portfolio of illiquid, private securities. The decline in the number of institutions in the Fund's credit market and the make-up of the Fund's portfolio has made it more difficult for the Fund to borrow at the level and on the terms that it desires. The Fund's borrowings have historically consisted of a revolving line of credit, the proceeds of which have been utilized to provide liquidity to the Fund for expenses and contingencies and to make new or follow-on investments, and a line of credit promissory note, the proceeds of which are utilized quarterly to enable the Fund to achieve adequate diversification to maintain its pass-through tax status as a regulated investment company.

The costs of borrowing money may exceed the income from the portfolio securities purchased by the Fund with the borrowed money. The Fund will suffer a decline in net asset value if the investment performance of the additional securities purchased with borrowed money fails to cover their cost to the Fund (including any interest paid on the money borrowed). A decline in net asset value could affect the ability of the Fund to make distributions on its common stock. Failure by the Fund to distribute a sufficient portion of its net investment income and net realized capital gains could result in a loss of pass-through tax status or subject the Fund to a 4% excise tax. See "Loss of Conduit Tax Treatment." If the asset coverage for debt securities issued by the Fund declines to less than 200% (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 in the "Notes to the Financial Statements" for further discussion of the current status of the Fund's borrowings and liquidity.

Loss of Conduit Tax Treatment. The Fund may cease to qualify for conduit tax treatment if it is unable to comply with the diversification and gross income requirements of Subchapter M of the Internal Revenue Code. Subchapter M requires that at the end of each quarter (i) at least 50% of the value of the Fund's assets must consist of cash, government securities and other securities of any one issuer that do not represent more than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (ii) no more than 25% of the value of the Fund's assets may be invested in the securities of any one issuer (other than United States government securities), or of two or more issuers that are controlled by the Fund and are engaged in the same or similar or related trades or businesses. Additionally, at least 90% of the Fund's gross income must be derived from interest, dividends, gains from sale of portfolio securities and other qualifying sources. As discussed in "Borrowings", the Fund has historically borrowed funds necessary to make qualifying investments to satisfy the foregoing diversification requirements. If the Fund fails to satisfy such diversification requirements and ceases to qualify for conduit tax treatment, the Fund will be subject to income tax on its income and gains and stockholders will be subject to income tax on distributions. The Fund may also cease to qualify for conduit tax treatment, or be subject to a 4% excise tax, if it fails to distribute a sufficient portion of its net investment income and net realized capital gains. The Fund did not qualify as a regulated investment company ("RIC") for 2001; however, in 2001 the Fund had no taxable income or gains that would have thus been subject to federal income tax. Under applicable regulations, so long as the Fund meets the Subchapter M requirements set out above for 2002, the Fund can elect again to be taxed as a RIC in 2002. Management believes that the Fund has met the Subchapter M requirements to be taxed as a RIC for 2002 and the Fund intends to be taxed as such for 2002.

Market Value and Net Asset Value. The shares of the Fund's common stock are listed on the NYSE. Investors desiring liquidity may trade their shares of common stock on the NYSE at current market value, which historically has been below the net asset value. Shares of closed-end investment companies frequently trade at a discount from net asset value. This characteristic of shares of a closed-end fund is a risk separate and distinct from the risk that the Fund's net asset value will decrease. The risk of purchasing shares of a closed-end fund that might trade at a discount is more pronounced for investors who wish to sell their shares in a relatively short period of time because for those investors, realization of a gain or loss on their investments is likely to be more dependent upon the existence of a premium or discount than upon portfolio performance. The Fund's shares have traded at a discount to net asset value since they began trading. For information concerning the trading history of the Fund's shares see "Market for Registrant's Common Equity and Related Stockholder Matters."

Valuation of Investments. The Fund's net asset value is based on the value assigned to its portfolio investments. Investments in companies whose securities are publicly traded are valued at their quoted market price, less a discount to reflect the estimated effects of restrictions on the sale of such securities, if applicable. The Fund adjusts its net asset value for changes in the value of its publicly held securities on a daily basis. The value of the Fund's investments in securities for which market quotations are not available is determined as of the end of each calendar quarter, unless there is a significant event requiring a change in valuation in the interim. Cost is used to approximate fair value of such investments until significant developments affecting an investment provide a basis for use of an appraisal valuation. Thereafter, such portfolio investments are carried at appraised values as determined quarterly. Because of the inherent uncertainty of the valuation of portfolio securities which do not have readily ascertainable market values, the Fund's estimate of fair value may materially differ from the fair value that would have been used had a ready market existed for the securities. Appraisal valuations are based on a Portfolio Company's historical performance and certain assumptions concerning the company's future performance, the financial markets, and general economic conditions. A Portfolio Company's failure to achieve its business plan, changes in financial and other markets, or changes in general economic conditions could result in significant and rapid changes in the value of a Portfolio Company. At December 31, 2002, approximately 95% of the Fund's fair value of portfolio securities were invested in securities for which market quotations were not readily available. See "Valuation".

Possible Volatility of Stock Price. The market price of the Fund's common stock could be subject to significant fluctuations in response to variations in the net asset value of the Fund, its quarterly operating results, and other factors. The market price of the common stock may be significantly affected by such factors as the announcement of new or follow-on investments in portfolio companies, the sale or proposed sale of a portfolio investment, the results of operations or fluctuations in the market prices or appraised value of one or more of the Fund's Portfolio Companies, changes in earnings estimates by market analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries. From time to time in recent years, the securities markets have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the common stock. In addition, the Fund is subject to the risk of the securities markets in which the portfolio securities of the Fund are traded. Securities markets are cyclical and the prices of the securities traded in such markets rise and fall at various times. These cyclical periods may extend over significant periods of time.

Regulation

The Investment Advisers Act generally prohibits investment advisers from entering into investment advisory contracts with an investment company that provides for compensation to the investment adviser on the basis of a share of capital gains or capital appreciation of the portfolio investments or any portion of the funds of the investment company or pursuant to a stock option plan. The Investment Advisers Act, however, does permit the payment of compensation based on capital gains or the issuance of incentive stock options to management in an investment advisory contract between an investment adviser and a business development company. The Fund has elected to be treated as a business development company under the Investment Company Act. Accordingly, it has provided for incentive compensation to the officers of the Fund based on an incentive stock option plan established in 1997.

The Fund may not withdraw its election to be treated as a business development company without first obtaining the approval of a majority in interest of its shareholders. The following brief description of the Investment Company Act is qualified in its entirety by reference to the full text of the Investment Company Act and the rules thereunder.

A business development company must be operated for the purpose of investing in the securities of certain present and former "eligible portfolio companies" or certain bankrupt or insolvent companies and must make available significant managerial assistance to portfolio companies. An eligible portfolio company generally is a company that (1) is organized under the laws of, and has its principal place of business in, any state or states, (2) is not an investment company and (3)(a) does not have a class of securities registered on an exchange or included in the Federal Reserve Board's over-the-counter margin list, (b) is actively controlled by the business development company acting either alone or as part of a group acting together and an affiliate of the business development company is a member of the portfolio company's board of directors or (c) meets such other criteria as may be established by the SEC. Control is presumed to exist where the business development company owns more than 25% of the outstanding voting securities of a portfolio company.

"Making available significant managerial assistance" is defined under the Investment Company Act to mean (a) any arrangement whereby a business development company, through its directors, officers or employees, offers to provide and, if accepted, does provide significant guidance and counsel concerning the management, operations or business objectives or policies of a portfolio company or (b) the exercise of a controlling influence over the management or policies of a portfolio company by the business development company acting individually or as part of a group of which the business development company is a member acting together which controls such company ("Managed Company"). A business development company may satisfy the requirements of clause (a) with respect to a portfolio company by purchasing securities of such a company as part of a group of investors acting together if one person in such group provides the type of assistance described in such clause. However, the business development company will not satisfy the general requirement of making available significant managerial assistance if it only provides such assistance indirectly through an investor group. A business development company need only extend significant managerial assistance with respect to portfolio companies which are treated as Qualifying Assets (as defined below) for the purpose of satisfying the 70% test discussed below.

The Investment Company Act prohibits or restricts the Fund from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms and investment companies. Moreover, the Investment Company Act limits the type of assets that the Fund may acquire to "Qualifying Assets" and certain assets necessary for its operations (such as office furniture, equipment and facilities) if, at the time of the acquisition, less than 70% of the value of the Fund's total assets consists of qualifying assets. Qualifying Assets include (1) securities of companies that were eligible portfolio companies at the time that the Fund acquired their securities; (2) securities of companies that are actively controlled by the Fund; (3) securities of bankrupt or insolvent companies that are not otherwise eligible portfolio companies; (4) securities acquired as follow-on investments in companies that were eligible portfolio companies at the time of the Fund's initial acquisition of their securities but are no longer eligible portfolio companies, provided that the Fund has maintained a substantial portion of its initial investment in such companies; (5) securities received in exchange for or distributed on or with respect to any of the foregoing; and (6) cash items, government securities and high-quality, short-term debt. The Investment Company Act also places restrictions on the nature of the transactions in which, and the persons from whom, securities can be purchased in order for such securities to be considered Qualifying Assets. As a general matter, Qualifying Assets may only be purchased from the issuer or an affiliate in a transaction not constituting a public offering. The Fund may not purchase any security on margin, except such short-term credits as are necessary for the clearance of portfolio transactions, or engage in short sales of securities.

The Fund is permitted by the Investment Company Act, under specified conditions, to issue multiple classes of senior debt and a single class of preferred stock senior to the common stock if its asset coverage, as defined in the Investment Company Act, is at least 200% after the issuance of the debt or the senior stockholders' interests. In addition, provisions must be made to prohibit any distribution to common shareholders or the repurchase of any shares unless the asset coverage ratio is at least 200% at the time of the distribution or repurchase.

The Fund generally may sell its securities at a price that is below the prevailing net asset value per share only upon the approval of the policy by shareholders holding a majority of the shares issued by the Fund, including a majority of shares held by nonaffiliated shareholders. The Fund may, in accordance with certain conditions established by the SEC, sell shares below net asset value in connection with the distribution of rights to all of its stockholders. The Fund may also issue shares at less than net asset value in payment of dividends to existing shareholders.

Since the Fund is a closed-end business development company, stockholders have no right to present their shares to the Fund for redemption. Recognizing the possibility that the Fund's shares might trade at a discount, the Board of Directors of the Fund has determined that it would be in the best interest of stockholders for the Fund to be authorized to attempt to reduce or eliminate a market value discount from net asset value. Accordingly, the Fund from time to time may, but is not required to, repurchase its shares (including by means of tender offers) to attempt to reduce or eliminate any discount or to increase the net asset value of its shares, or both.

The investments and business of the Fund are managed by the Management Company, pursuant to a Management Agreement (the "Management Agreement") initially approved by the stockholders of the Fund at a special meeting on April 9, 1997. The Management Agreement provides that the Management Company shall provide, or arrange for suitable third parties to provide, any and all management and administrative services reasonably necessary for the operation of the Fund and the conduct of its business. In return for its service and the expenses which the Management Company assumes under the Management Agreement, the Fund pays the Management Company, on a quarterly basis, a management fee equal to 0.5% of the net assets of the Fund on the last day of each calendar quarter (2% per annum).

The Management Agreement will continue in effect until June 30, 2003, and from year-to-year thereafter provided such continuance is approved at least annually by (i) a vote of a majority of the outstanding shares of the Fund or (ii) a majority of the directors who are not "interested persons" of the Fund, at a meeting called for the purpose of voting on such approval. The Management Agreement may be terminated at any time, without the payment of any penalty, by a vote of the Board of Directors of the Fund or the holders of a majority of the Fund's shares on 60 days' written notice to the Management Company, and would automatically terminate in the event of its "assignment" (as defined in the Investment Company Act).

Shareholders have approved the Equus II Incorporated 1997 Stock Incentive Plan ("Stock Incentive Plan"), which authorizes the Fund to issue options to the officers of the Fund, all of which are employed by the Management Company, in an aggregate amount of up to 20% of the outstanding shares of common stock of the Fund. Options are issued to the officers of the Fund at the discretion of the compensation committee in accordance with the Stock Incentive Plan.

Many of the transactions involving the Fund and its affiliates (as well as affiliates of such affiliates) require the prior approval of a majority of the Independent Directors and a majority of the Independent Directors having no financial interest in the transactions. However, certain transactions involving closely affiliated persons of the Fund, including the Management Company, require the prior approval of the SEC. In general (a) any person who owns, controls or holds with power to vote more than 5% of the outstanding shares, (b) any director or executive officer and (c) any person who directly or indirectly controls, is controlled by or is under common control with such person, must obtain the prior approval of a majority of the Independent Directors and, in some situations, the prior approval of the SEC, before engaging in certain transactions involving the Fund or any company controlled by the Fund. In accordance with the Investment Company Act, a majority of the directors must be persons who are not "interested persons" as defined in such act. Except for certain transactions which must be approved by the Independent Directors, the Investment Company Act generally does not restrict transactions between the Fund and its Portfolio Companies.

Item 2. Properties.

The Fund does not have an interest in any physical properties.

Item 3. Legal Proceedings.

The Fund, its affiliates and certain of the Portfolio Companies are involved in asserted claims and have the possibility for unasserted claims which may ultimately affect the net asset value of the Fund or the fair value of the Fund's portfolio investments.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Fund's shares of common stock are listed on the New York Stock Exchange under the symbol "EQS". The Fund had approximately 6,441 shareholders at December 31, 2002, 1,237 of which were registered holders. Registered holders do not include those shareholders whose stock has been issued in street name. The net asset value per share of the Fund's common stock at December 31, 2002, was $12.35.

The following table reflects the high and low sales prices per share of the Fund's common stock on the New York Stock Exchange for the two years ended December 31, 2002, by quarter.

Quarter Ended	High	Low
March 31, 2001	$ 8.555	$ 7.909
June 30, 2001	$ 8.591	$ 7.900
September 30, 2001	$ 8.500	$ 7.473
December 31, 2001	$ 7.830	$ 7.280
March 31, 2002	$ 7.930	$ 7.600
June 30, 2002	$ 7.830	$ 7.400
September 30, 2002	$ 7.460	$ 6.440
December 31, 2002	$ 6.840	$ 6.470

As a regulated investment company under Subchapter M of the Internal Revenue Code, the Fund is required to distribute to its shareholders, in a timely manner, at least 90% of its taxable net investment income each year. If the Fund distributes, in a timely manner, 98% of its taxable net capital gains and 98% of its taxable net investment income each year (as well as any portion of the respective 2% balances not distributed in the previous year), it will not be subject to the 4% non-deductible federal excise tax on certain undistributed income of regulated investment companies. Under the Investment Company Act, the Fund is not permitted to pay dividends to shareholders unless it meets certain asset coverage requirements.

Historically, net investment income and net realized gains from the sale of portfolio investments have been distributed at least annually. However, the Fund did not have any net taxable ordinary income or capital gains for the calendar year 2002 or 2001. Accordingly, the Board of Directors did not declare a dividend in 2002. The Board of Directors declared a 10% stock dividend in 2001, and the Fund issued 566,638 shares on December 17, 2001. All shares and per share amounts have been retroactively adjusted to reflect the 10% stock dividend. There are restrictions on the Fund's ability to pay dividends under its credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Fund's liquidity and capital resources.

The Fund is investing in companies that it believes have a high potential for capital appreciation, and the Fund intends to realize the majority of its profits upon the sale of its investments in Portfolio Companies. Consequently, most of the companies in which the Fund invests do not have established policies of paying annual dividends.

A portion of the investments in portfolio securities held by the Fund is comprised of interest-bearing subordinated debt securities or dividend-paying preferred stock. The Fund distributes taxable net investment income earned on these investments from time to time, to the extent not retained for follow-on investments, expenses and contingencies. If taxable net investment income is retained, the Fund will be subject to federal income and excise taxes.

The Fund reserves the right to retain net long-term capital gains in excess of net short-term capital losses for reinvestment or to pay contingencies and expenses. Such retained amounts, if any, will be taxable to the Fund as long-term capital gains and shareholders will be able to claim their proportionate share of the federal income taxes paid by the Fund on such gains as a credit against their own federal income tax liabilities. Stockholders will also be entitled to increase the adjusted tax basis of their Fund shares by the difference between their undistributed capital gains and their tax credit.

Item 6. Selected Financial Data.

Following is a summary of selected financial data and per share data of the Fund for the five years ended December 31, 2002. Amounts are in thousands except per share data. All shares and per share amounts have been retroactively adjusted to reflect the 10% stock dividend declared and paid in 2001.

	2002	2001	2000	1999	1998
Total investment income	$ 2,987	$ 2,714	$ 5,117	$ 5,157	$ 3,774
Net investment income (loss)	$ 145	$ 1,155	$ 549	$ (2,177)	$ (2,179)
Realized gain (loss) on dispositions of portfolio securities, net	$ 802	$ (7,196)	$ (6,161)	$ 40,353	$ (3,564)
Increase (decrease) in unrealized appreciation of portfolio securities, net	$ (924)	$ (3,674)	$ 282	$(45,412)	$(21,581)
Total increase (decrease) in net assets from operations	$ 24	$ (9,716)	$ (5,329)	$ (7,237)	$(27,324)
Dividends declared	$ -	$ -	$ 3,844	$ 23,815	$ 3,139
Total assets at end of year	$148,337	$150,819	$176,018	$175,022	$215,603
Net assets at end of year	$ 76,976	$ 76,967	$ 90,925	$101,419	$116,155
Net cash used by operating activities	$ (2,009)	$ (1,506)	$ (2,191)	$ (3,303)	$ (4,298)
Shares outstanding at end of year	6,233	6,233	6,493	6,719	5,449
Average shares outstanding during year	6,233	6,363	6,457	5,445	5,312

Per Share Data:

	2002	2001	2000	1999	1998
Net investment income (loss)	$ 0.02	$ 0.18	$ 0.08	$ (0.40)	$ (0.41)
Realized gain (loss) on dispositions of portfolio securities, net	$ 0.13	$ (1.13)	$ (0.95)	$ 7.41	$ (0.67)
Increase (decrease) in unrealized appreciation of portfolio securities, net	$ (0.15)	$ (0.57)	$ 0.05	$ (8.34)	$ (4.06)
Dividends declared	$ -	$ -	$ 0.55	$ 3.86	$ 0.59
Net asset value (including unrealized appreciation), end of year	$ 12.35	$ 12.35	$ 14.00	$ 15.10	$ 21.32

The financial statements for 1998 through 2001 were audited by Arthur Andersen LLP, which has ceased operations. A copy of the auditor's report previously issued by Arthur Andersen LLP on our financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 is included elsewhere in the Form 10-K. Arthur Andersen LLP did not reissue its report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Significant Accounting Policies

Valuation of Investments - Portfolio investments are carried at fair value with the net change in unrealized appreciation or depreciation included in the determination of net assets. Valuations of portfolio securities are performed in accordance with accounting principles generally accepted in the United States and the financial reporting policies of the Securities and Exchange Commission ("SEC"). The applicable methods prescribed by such principles and policies are described below:

Publicly-traded portfolio securities - Investments in companies whose securities are publicly traded are valued at their quoted market price at the close of business on the valuation date, less a discount to reflect the estimated effects of restrictions on the sale of such securities ("Valuation Discount"), if applicable.

Privately-held portfolio securities – The fair value of investments for which no market exists (95% of the investments held by the Fund at December 31, 2002) is determined on the basis of procedures established in good faith by the Board of Directors of the Fund. As a general principle, the current "fair value" of an investment would be the amount the Fund might reasonably expect to receive for it upon its current sale, in an orderly manner. Appraisal valuations are necessarily subjective and the Management Company's estimate of values may differ materially from amounts actually received upon the disposition of portfolio securities.

Generally, cost is the primary factor used to determine fair value until significant developments affecting the Portfolio Company (such as results of operations or changes in general market conditions) provide a basis for use of an appraisal valuation. Thereafter, portfolio investments are carried at appraised values as determined quarterly by the Management Company, subject to the approval of the Board of Directors. Appraisal valuations are based upon such factors as a Portfolio Company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies, an assessment of the company's current and future financial prospects and various other factors and assumptions. In the case of unsuccessful operations, the appraisal may be based upon liquidation value.

Most of the Fund's common equity investments are appraised at a multiple of free cash flow generated by the Portfolio Company in its most recent fiscal year, less outstanding funded indebtedness and other senior securities such as preferred stock. Projections of current year free cash flow may be utilized and adjustments for non-recurring items are considered. Multiples utilized are estimated based on the Management Company's experience in the private company marketplace, and are necessarily subjective in nature. Most of the Portfolio Companies utilize a high degree of leverage. The banking environment currently has resulted in pressure on several of these Portfolio Companies to reduce the amount of leverage in order to maintain such financing. From time to time, Portfolio Companies are in default of certain covenants in their loan agreements. When the Management Company has a reasonable belief that the Portfolio Company will be able to restructure the loan agreements to adjust for any defaults, the Portfolio Company's securities continue to be valued assuming that the company is a going concern. In the event a Portfolio Company cannot generate adequate cash flow to meet the principal and interest payments on such indebtedness or is not successful in refinancing the debt upon its maturity, the value of the Fund's investment could be reduced or eliminated through foreclosure on the Portfolio

Company's assets or the Portfolio Company's reorganization or bankruptcy.

The Fund may also use, when available, third-party transactions in a Portfolio Company's securities as the basis of valuation (the "private market method"). The private market method will be used only with respect to completed transactions or firm offers made by sophisticated, independent investors.

The fair values of debt securities, which are generally held to maturity, are determined on the basis of the terms of the debt securities and the financial conditions of the issuer. Certificates of deposit purchased by the Fund generally will be valued at their face value, plus interest accrued to the date of valuation.

Because of the inherent uncertainty of the valuation of portfolio securities which do not have readily ascertainable market values, the Fund's estimate of fair value may significantly differ from the value that would have been used had a ready market existed for the securities.

On a daily basis, the Fund adjusts its net asset value for the changes in the value of its publicly held securities and material changes in the value of its private securities and reports those amounts to Lipper Analytical Services, Inc. Weekly and daily net asset values appear in various publications, including Barron's and The Wall Street Journal.

Federal Income Taxes – The Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements. As of December 31, 2002, the Fund has a capital loss carryforward of $2,218,000, which may be used to offset future taxable capital gains. The Fund borrows money from time to time to maintain its tax status under the Internal Revenue Code as a regulated investment company ("RIC"). See "Borrowings" and "Loss of Conduit Tax Treatment" for further discussions of the Fund's borrowings.

Liquidity and Capital Resources

At December 31, 2002, the Fund had $87,194,210 of its assets invested in portfolio securities of 21 companies and two venture capital funds. The Fund had a $22,500,000 revolving line of credit with Bank of America, N.A. that expired on December 31, 2002. The line of credit was subsequently extended until June 1, 2003, and amended to provide for maximum borrowings of $18,000,000. The Fund uses its revolving line of credit for liquidity to pay operating expenses of the Fund and for new and follow-on investments in portfolio securities. The Fund had $12,775,000 outstanding under this line of credit at December 31, 2002, which is collateralized by the Fund's investments in portfolio securities. In addition, the Fund had irrevocable letters of credit in the amount of $3,719,000 outstanding at year end, which reduces the amount of additional borrowings available under the line of credit. The letters of credit expired subsequent to year-end. As of April 1, 2003, the Fund's availability under the revolving line of credit is approximately $1,590,000.

The line of credit, as amended, provides that any proceeds received from the sale of portfolio securities or from repayments by portfolio companies of the principal amount of loans must be used to pay down the line of credit. As such payments are made, the Fund's availability under the facility will be reduced by a corresponding amount. The line of credit also restricts the Fund's ability to incur additional indebtedness, pay dividends, merge with another entity, dispose of assets outside the ordinary course of business and engage in certain transactions with affiliates.

The lender has asked the Fund to take steps to pay off the line of credit. Accordingly, the Fund is currently in discussions with several interested parties regarding the sale of certain portfolio securities at values that could enable the Fund to repay the line of credit. The Fund is also pursuing arrangements to refinance the line of credit with another lender and may approach the current lender for another extension of the due date. There can be no assurance that the Fund can sell securities sufficient to pay off the line of credit, extend the existing line of credit or obtain a replacement facility by June 1, 2003. Should the Fund be unable to repay the line of credit, extend it or refinance it with another lender, portfolio securities may be required to be sold and such sales may be at values that are materially less than Management's estimates of fair value.

Under certain circumstances, the Fund may be called on to make follow-on investments in certain Portfolio Companies. The Fund has guaranteed obligations to financial institutions on behalf of Reliant Window Holdings, LLC ("RWH") and Equicom, Inc. ("Equicom") in the respective amounts of $1,439,000 and $759,000. RWH is currently servicing its obligations to the financial institution, and Management does not expect the Fund to have to pay anything in relation to this guarantee. The Fund has made loans to Equicom from time to time to enable the company to service its debt, but Management does not expect the Fund to advance more than $150,000 in 2003 for such purpose. In addition, the Fund has committed to invest up to $5,550,000 in the two venture capital funds in its portfolio. At December 31, 2002, $3,030,000 of such amount had been funded, and an additional $300,000 was funded on March 3, 2003. Management does not expect the Fund to advance more than $900,000 of its remaining commitments to the venture capital funds in 2003. If the Fund does not have sufficient funds to make follow-on investments, the Portfolio Company in need of the investment may be negatively impacted. Also, the Fund's equity interest in and its estimated fair value of the Portfolio Company could be reduced.

Net cash used by operating activities was $2,009,341, $1,505,851 and $2,191,287 for the three years ended December 31, 2002, 2001 and 2000, respectively. Management expects net cash needed for operating activities to remain at comparable levels during 2003. Management believes that borrowings available under the revolving line of credit, net investment income and proceeds from sales of portfolio securities will be sufficient for the liquidity needs of the Fund. Approximately $24.2 million in estimated value of the Fund's investments are in the form of notes receivable from Portfolio Companies. At December 31, 2002, three of these notes, with an estimated fair value of $9,315,342, provide that interest is paid in kind or that the original issue discount is accreted over the life of the notes, by adding such amount to the principal of the notes.

Because of the nature and size of its portfolio investments, the Fund periodically borrowed money under a line of credit promissory note to make qualifying investments to maintain its tax status under the Internal Revenue Code as a RIC. The Fund's line of credit promissory note expired on January 1, 2003. Management believes the Fund will be able to borrow sufficient funds to maintain its RIC status in the future by utilizing an established margin account with a securities brokerage firm, supplemented by collateralized loans from banks, if necessary. However, there are no assurances that such arrangement will be available to the Fund in the future. If the Fund is unable to borrow funds to make qualifying investments, the Fund may no longer qualify as a RIC. The Fund would then be subject to corporate income tax on its net investment income and realized capital gains, and stockholders would be subject to income tax on distributions. Failure to continue to qualify as a RIC could be material to the Fund's shareholders.

At December 31, 2002, the Fund had $58,516,236 of its total assets of $148,336,857 invested in temporary cash investments consisting of money market securities. This amount includes restricted temporary cash investments of $58,000,000 purchased from borrowings pursuant to a note payable to a bank. The Fund utilized such investments at December 31, 2002 to achieve adequate diversification to maintain its pass-through tax status as a regulated investment company. The note payable to the bank is collateralized by these restricted temporary cash investments, which were used to repay the bank on January 2, 2003.

The Fund has the ability to borrow funds and issue forms of senior securities representing indebtedness or stock, such as preferred stock, subject to certain restrictions. Net investment income and net realized gains from the sales of portfolio investments are intended to be distributed at least annually, to the extent such amounts are not reserved for payment of expenses and contingencies or to make follow-on or new investments. Pursuant to the restrictions in the Fund's existing line of credit, the Fund is not allowed to incur additional indebtedness unless approved by the lender.

The Fund reserves the right to retain net long-term capital gains in excess of net short-term capital losses for reinvestment or to pay contingencies and expenses. Such retained amounts, if any, will be taxable to the Fund as long-term capital gains and stockholders will be able to claim their proportionate share of the federal income taxes paid by the Fund on such gains as a credit against their own federal income tax liabilities. Stockholders will also be entitled to increase the adjusted tax basis of their Fund shares by the difference between their undistributed capital gains and their tax credit.

Results of Operations

Investment Income and Expense

Net investment income after all expenses amounted to $145,483, $1,154,695 and $549,448 for the years ended December 31, 2002, 2001 and 2000, respectively. With respect to investment income, income from portfolio securities was $2,725,541 in 2002, $2,600,030 in 2001 and $4,629,928 in 2000. The decrease in 2002 and 2001 compared to 2000 is attributable primarily to interest no longer being accrued and accrued interest written off on notes receivable from certain portfolio companies in 2002 and 2001, plus the receipt in 2000 of previously unaccrued interest from one Portfolio Company. Interest from temporary cash investments was $21,170 in 2002, $58,655 in 2001 and $141,427 in 2000. The decrease in 2002 and 2001 as compared to 2000 was a result of lower investable balances and interest rates throughout the years.

With respect to investment expense, interest expense was $573,997 in 2002 as compared to $437,197 in 2001 and $1,508,788 in 2000. The average daily balances outstanding on the lines of credit were $12,325,119 in 2002 and $8,572,877 in 2001 as compared to $18,950,064 in 2000. Interest expense increased during 2002 due to the increase in the average daily balance outstanding on the lines of credit; however this increase is partially offset by a reduction of interest rates in 2002. Upon cancellation of the notes receivable from officers in September 2001, there was a credit to non-cash compensation expense of $1,536,856. The amount of non-cash compensation benefit was recorded as an adjustment to additional paid in capital, and therefore had no effect on the Fund's total net assets.

Professional fees were $250,704 in 2002 as compared to $452,414 during 2001 and $167,784 during 2000. The increase in 2001 as compared to 2002 and 2000 is due primarily to legal fees incurred in 2001 related to (i) a potential purchase of a Portfolio Company that did not occur and (ii) the sale of the Fund's investment in Stephen L. LaFrance Holdings, Inc.

Mailing, printing and other expenses were $119,747 in 2002 as compared to $179,531 during 2001 and $172,339 during 2000. The decrease in 2002 as compared to 2001 and 2000 is due primarily to a reduction in the printing costs of the 2002 annual report.

The Management Company receives management fee compensation at an annual rate of 2% of the net assets of the Fund paid quarterly in arrears. Such fees amounted to $1,532,152, $1,618,784 and $1,911,275 during 2002, 2001 and 2000, respectively.

During 1999, the officers of the Fund exercised options to purchase 719,794 shares of common stock of the Fund. The exercise price was paid in the form of promissory notes from the officers to the Fund. During 2001, the officers of the Fund surrendered their shares in payment of their notes. Under variable plan accounting applicable to these transactions, compensation expense was adjusted to reflect the change in benefit that the officers would have received assuming that their notes were settled with their pledged common stock at the end of each reporting period, based on the net asset value of the Fund. Non-cash compensation expense (benefit) under this arrangement was $(1,536,856) and $388,663 for the years ended December 31, 2001 and 2000, respectively, and was recorded as an adjustment to additional paid in capital.

On November 14, 2001, options to acquire a total of 990,000 shares at $7.69 per share (market price on date of grant) were issued to officers of the Fund. These options include dividend equivalent rights. Generally accepted accounting principles require that the options be accounted for using variable plan accounting as a result of the terms of the dividend equivalent rights. Such accounting resulted in additional non-cash compensation (benefit) of $(14,434) for the year ended December 31, 2002. See Note 8 in the "Notes to the Financial Statements" for a table that reflects stock option activity for the three years ended December 31, 2002.

Realized Gains and Losses on Dispositions of Portfolio Securities

During the year ended December 31, 2002, the Fund realized a net capital gain of $802,235 from the sale or disposition of securities of Portfolio Companies as follows:

- sold 60,595 shares of common stock of Weatherford International for $2,844,558, realizing a capital loss of $666,922;
- sold a portion of its investment in Travis International, Inc. for $921,577 in cash plus an interest in Milam Enterprises, LLC, realizing a capital gain of $918,091;
- received proceeds from Jones Industrial Holdings, Inc. for the redemption of 18,667 warrants, realizing a capital gain of $148,131; and

- received proceeds from its investment in Milam Enterprises LLC, realizing a capital gain of $402,935.

During the year ended December 31, 2001, the Fund realized a net capital loss of $7,196,407 from the sale or write-off of securities of Portfolio Companies as follows:

- sold its investment in Stephen L. LaFrance Holdings, Inc. for $10,000,000, realizing a capital gain of $7,501,548;
- the remaining shares of Paracelsus Healthcare Corporation were written-off, realizing a capital loss of $4,299,449;
- the remaining investment in Hot & Cool Holdings, Inc. was written-off, realizing a capital loss of $5,775,000;
- the remaining investment in CRC Holdings, Corp. was written off, realizing a capital loss of $1,192,114;
- the sale of an investment in Sternhill Partners, L.P. resulted in a realized capital gain of $7,055;
- sold 11,024 shares of Raytel Medical Corporation for $66,527, realizing a capital loss of $264,203;
- received 69,458 shares of Weatherford International common stock pursuant to a plan of liquidation of Tulsa Industries, Inc. and in payment of a note receivable, realizing a capital loss of $2,663,678; and
- received ENGlobal, Inc. (formerly Industrial Data Systems Corporation ("IDS")) common stock as a result of the merger of IDS and Petrocon Engineering Inc., realizing a capital loss of $510,566.

During the year ended December 31, 2000, the Fund realized a net capital loss of $6,160,547 from the sale or write-off of securities of Portfolio Companies as follows:

- sold 900,000 shares of Allied Waste Industries, Inc. for $11,656,249, realizing a capital gain of $8,534,684;
- sold 1,703,200 shares of Drypers Corporation for $83,294, realizing a capital loss of $7,270,556;
- sold 173,868 shares of Paracelsus Healthcare Corporation for $4,460, realizing a capital loss of $974,839;
- sold 255,103 shares of LG&E Energy Corporation for $6,193,867, realizing a capital gain of $1,911,944;
- a receivable from Restaurant Development Group was written-off, realizing a capital loss of $8,315;
- the preferred stock of Hot & Cool Holdings, Inc. was sold for $1, realizing a capital loss of $1,086,631;
- the remaining shares of Drypers Corporation were written-off, realizing a capital loss of $1,974,706; and
- the preferred and common stock of The Drilltec Corporation was written-off, realizing a capital loss of $7,645,000.

In addition, additional proceeds related to the previous sale of three Portfolio Companies were received in 2000. The Fund realized a capital gain of $680,636 as a result of additional compensation from the escrow account related to the 1998 sale of WMW Industries. The Fund realized a capital gain of $683,697 as a result of additional compensation from the escrow account related to the 1999 sale of HTD Corporation. Also, as a result of the earnout related to the sale of CRC Holdings Corp. in 1999, the Fund received cash of $994,458 and 17,739 shares of LGE and realized the $994,458 as a capital gain. The Fund also received proceeds from the liquidation of Equus Video Corporation and realized a capital loss of $5,919.

Unrealized Appreciation and Depreciation of Portfolio Securities

See "Factors that May Affect Future Results, the Market Price of Common Stock, and the Accuracy of Forward-Looking Statements" regarding the valuation of the Fund's Portfolio Companies. The valuation of the Portfolio Companies is the most significant area of judgment impacting the financial statements.

Net unrealized depreciation increased by $924,020 during the year ended December 31, 2002 from $4,492,994 to $5,417,014. Such increase resulted from an increase in estimated fair value of securities of ten of the Fund's Portfolio Companies of $20,949,486, a decrease in estimated fair value of securities of fourteen of the Fund's Portfolio Companies of $20,457,188, and the transfer of $1,416,318 in net unrealized depreciation to net realized losses from the sale or disposition of investments in five Portfolio Companies.

Net unrealized depreciation increased by $3,674,031 during the year ended December 31, 2001 from $818,963 to $4,492,994. Such increase resulted from an increase in estimated fair value of securities of two of the Fund's Portfolio Companies of $3,730,000, a decrease in estimated fair value of securities of fourteen of the Fund's Portfolio Companies of $17,455,390, and the transfer of $10,051,359 in net unrealized depreciation to net realized losses from the sale or disposition of investments in seven Portfolio Companies.

Net unrealized depreciation decreased by $281,625 during the year ended December 31, 2000, from $1,100,588 to $818,963. Such net decrease resulted from an increase in estimated fair value of securities of eight of the Fund's Portfolio Companies of $11,678,434, a decrease in estimated fair value of securities of nine of the Fund's Portfolio Securities of $15,789,610 and the transfer of $4,392,801 in net unrealized depreciation to net realized losses from the sale or disposition of investments in eight Portfolio Companies.

Dividends

No dividends were declared in 2002. In lieu of any cash dividends in 2001, the board of directors declared a stock dividend of one additional share for each ten shares held by its stockholders of record on December 3, 2001 and the Fund issued 566,638 shares on December 17, 2001. The board of directors declared a dividend of $3,843,842 ($0.55 per share) during 2000. The 2000 dividends were paid in additional shares of common stock or in cash by specific election of each shareholder in December 2000. The 2000 dividend represented some long-term capital gains carried over from 1999 and ordinary income but was primarily a return of capital. The Fund paid $1,482,244 in cash and issued 294,990 additional shares of stock at $8.00568, in December 2000, in connection with such dividends. In 2000, the Fund recorded non-cash compensation expense for the dividends paid on stock held by officers of $388,663.

Portfolio Investments

During the year ended December 31, 2002, the Fund invested $783,749 in two new limited liability companies, which in turn invested in two existing Portfolio Companies, and made follow-on investments of $8,451,097 in twelve portfolio companies, including $2,354,775 in accrued interest and dividends received in the form of additional portfolio securities and accretion of original issue discount on promissory notes.

For the year ended December 31, 2002, the Fund received an additional 5,576, 88,000, 315,000 and 1,629 shares of preferred stock of Container Acquisition, Inc., ENGLobal Corporation ("ENG"), PalletOne, Inc. and Sovereign Business Forms, Inc. ("Sovereign") in payment of $557,600, $88,000, $315,000 and $162,900 in dividends, respectively. In addition, Sovereign elected to convert $502,659 of accrued interest into the balance of the 15% promissory notes due to the Fund.

On January 4, 2002, the Fund invested $483,749 to acquire a 24% member interest in Alenco Window Holdings II, LLC ("AWH2"), which was formed to loan $2,000,000 to Alenco Holding Corporation ("AHC") in exchange for a secured promissory note and a warrant to acquire 93,675 shares of AHC common stock for $0.01 per share. On September 16, 2002, AWH2 paid a distribution to the Fund of $483,522, after AHC repaid the loan.

On January 7, 2002, the Fund invested an additional $425,000 in FS Strategies, Inc. ("FSS") as a capital contribution. On March 29, 2002, the Fund invested an additional $1,667,000 in FSS in exchange for 1,667 shares of preferred stock.

On February 27, 2002, the Fund invested an additional $150,000 in the form of a working capital loan to Spectrum Management, LLC, ("Spectrum") which was repaid on August 7, 2002. In addition, on October 30, 2002, the Fund invested $1,303,698 in Spectrum in exchange for a 16% senior subordinated promissory note.

During 2002, the Fund invested an additional $330,000 in Sternhill Partners I, L.P. pursuant to a $3,000,000 commitment made in March 2000. $1,830,000 of such commitment has been funded through December 31, 2002. The Fund has been notified by Sternhill that it does not expect to call on the Fund for approximately $450,000 of the original commitment.

On April 29, 2002, the Fund invested an additional $1,571,000 in CCI-ANI Finance, LLC, a limited liability company which acquired a subordinated promissory note of Container Care International, Inc. ("Container Care"). The note, with a face value of $2,000,000 plus accrued interest of $233,333, was purchased for $1,850,000 from the former owner of Container Care.

On April 30, 2002, the Fund transferred its investment in Travis International, Inc. ("Travis") to Milam Enterprises, LLC ("Milam"). The Fund received $921,577 in cash and an interest in Milam, which was formed to hold certain assets of Travis not included in the sale of its business operations and to perform certain obligations which might arise pursuant to the sale of the Travis business.

On May 8, 2002, the Fund received $878,667 from Jones Industrial Services, Inc. for payment of a note receivable plus accrued interest and the redemption of 18,887 warrants.

During the year ended December 31, 2002, ENG made principal payments on its 9.5% promissory note of $220,000, reducing the note balance to $2,780,000.

During the year ended December 31, 2002, the Fund advanced $441,480 in cash to Equicom, Inc. pursuant to a 10% promissory note.

During the year ended December 31, 2002, the Fund exchanged two 15% promissory notes from The Bradshaw Group in the amount of $222,945 each for a 15% promissory note in the amount of $459,545, including $13,655 of accrued interest.

For the year ended December 31, 2002, the original issue discount accretion and interest on the discounted 15% promissory note from Doane Pet Care Enterprises, Inc. amounted to $359,577, bringing the balance of the note to $1,787,802 at December 31, 2002.

During the year ended December 31, 2002, the Fund received a 12% promissory note from Turfgrass America, Inc. ("Turfgrass") in exchange for accrued interest in the amount of $288,580. In addition, the original issue discount was accreted on the 12% subordinated promissory note from Turfgrass, bringing the note balance to $3,781,804 at December 31, 2002. The original issue discount is being accreted over the life of the note.

During the year ended December 31, 2002, the Fund invested an additional $208,144 in American Trenchless Technologies, LLC ("ATT") in a preferred unit offering. On October 17, 2002, the Fund invested $300,000 in Glendale, LLC, which was formed to invest in ATT in connection with a restructuring of its debt and a recapitalization of its balance sheet.

During the year ended December 31, 2001, the Fund invested $15,386,789 in six new companies, including non-cash securities of $10,573,214 in three companies as the result of a merger or sale of existing Portfolio Companies. In addition, the Fund made follow-on investments of $8,709,395 in eleven portfolio companies, including $2,332,847 in accrued interest and dividends received in the form of additional portfolio securities and accretion of original issue discount on a promissory note.

During the year ended December 31, 2000, the Fund invested $7,435,001 in four new companies and made follow-on investments of $4,968,405 in ten portfolio companies. These follow-on investments included $1,209,344 in accrued interest and dividends received in the form of additional portfolio securities and accretion of original issue discount.

For a description of the business of each Portfolio Company in which the Fund has invested, see "Current Portfolio Companies".

Of the companies in which the Fund has investments at December 31, 2002, only ENG and NCS are publicly held. The others each have a small number of shareholders and do not generally make financial information available to the public. However, each company's operations and financial information are reviewed by Management to determine the proper valuation of the Fund's investment. See "Valuation".

New Accounting Pronouncements

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" was issued. SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. SFAS 148 does not change the provisions of SFAS 123 that permit entities to continue to apply the intrinsic value method of Accounting Principles Bulletin No. 25, "Accounting for Stock Issued to Employees". We continue to account for stock-based compensation in accordance with the provisions of APB No. 25. We have provided the disclosures required by SFAS 148.

In November 2002 FASB interpretation, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others" was issued. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002, and have been adopted by the Fund.

Subsequent Events

Subsequent to December 31, 2002, the Fund repaid a net $59,950,000 of notes payable to the bank, using the restricted temporary cash investments of $58,000,000 held at year end.

On February 19, 2003, ENGlobal, Inc. made a principal payment on its 9.5% promissory note of $110,000, reducing the note balance to $2,670,000.

On February 28, 2003, the Fund received $2,406,398 from Doane PetCare Enterprises, Inc. for payment in full of its 15% promissory note.

On March 3, 2003, the Fund invested an additional $300,000 in Vanguard VII, L.P. pursuant to a $3,000,000 commitment made in March 2000. $1,500,000 of such commitment has now been funded.

On March 4, 2003, the Fund received $108,004 from Milam Enterprises, LLC, realizing a capital gain of $106,092.

On March 7, 2003, the Fund advanced $75,000 to Equicom, Inc. pursuant to a 10% promissory note, thereby reducing the commitment to provide funding to Equicom by a like amount.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

The Fund is subject to financial market risks, including changes in interest rates with respect to its investments in debt securities and its outstanding debt payable, as well as changes in marketable equity security prices. The Fund does not use derivative financial instruments to mitigate any of these risks. The return on the Fund's investments is generally not affected by foreign currency fluctuations.

The Fund's investment in portfolio securities consists of some fixed rate debt securities. Since the debt securities are generally priced at a fixed rate, changes in interest rates do not directly impact interest income. In addition, changes in market interest rates are not typically a significant factor in the Fund's determination of fair value of these debt securities, since the securities are generally held to maturity. Their fair values are determined on the basis of the terms of the debt security and the financial condition of the issuer.

Borrowings under the Fund's lines of credit expose the Fund to certain market risks. Based on the average outstanding borrowings under its lines of credit for the year ended December 31, 2002 and 2001, respectively, of approximately $12,325,119 and $8,572,877, a change of one percent in the interest rate would have caused a change in interest expense of approximately $123,251 and $85,729. This change would have resulted in a change of $0.02 in the net asset value per share at December 31, 2002 and 2001. The Fund did not enter into its credit facility for trading purposes and the line of credit carries interest at a pre-agreed upon percentage point spread from the prime rate. In addition, there were no significant changes to the factors that affect market risk from 2001 to 2002. The Fund's existing line of credit expires on June 1, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Fund's liquidity and capital resources.

A major portion of the Fund's investment portfolio consists of debt and equity investments in private companies. Modest changes in public market equity prices generally do not significantly impact the estimated fair value of these investments. However, significant changes in market equity prices can have a longer-term effect on valuations of private companies, which could affect the carrying value and the amount and timing of gains or losses realized on these investments. A portion of the Fund's investment portfolio also consists of common stocks in publicly traded companies. These investments are directly exposed to equity price risk, in that a hypothetical ten percent change in these equity prices would result in a similar percentage change in the fair value of these securities.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Accountants

To the Board of Directors and Stockholders of
Equus II Incorporated:

In our opinion, the accompanying balance sheet, including the schedule of portfolio securities, and the related statements of operations, changes in net assets and cash flows and the selected per share data and ratios present fairly, in all material respects, the financial position of Equus II Incorporated (a Delaware corporation) at December 31, 2002, and the results of its operations, changes in net assets and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements and selected per share data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and selected per share data and ratios based on our audit. We conducted our audit of these statements and selected per share data and ratios in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and selected per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included physical inspection or confirmation of securities owned as of December 31, 2002. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Equus II Incorporated as of December 31, 2001 and for each of the two years in the period then ended as well as the selected per share data and ratios for each of the four years in the period then ended were audited by other independent public accountants who have ceased operations. Those independent public accountants expressed an unqualified opinion on those financial statements and selected per share data and ratios in their report dated March 1, 2002, which included an explanatory paragraph that described Equus Capital Management Corporation's (the "Management Company") valuation of investments in portfolio securities in the absence of readily ascertainable market values.

As discussed in Note 3, the financial statements include investments in portfolio securities valued at $82,653,260 (107% of net assets) as of December 31, 2002 whose values have been estimated by the Management Company and approved by the Board of Directors of Equus II Incorporated in the absence of readily ascertainable market values. Those estimated values may differ materially from the values that would have been used had a ready market for the securities existed.

The Fund has a line of credit with a lender that expires on June 1, 2003. Should the Fund be unable to repay the line of credit, extend it or refinance it with another lender, portfolio securities may be required to be sold and such sales may be at values that are materially less than the Management Company's estimates of fair value. This matter and other liquidity matters are discussed in Note 2.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
March 21, 2003 (except for the
first and sixth paragraphs discussed
in Note 2 as to which the date is
April 1, 2003)

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. Equus II Incorporated's balance sheet as of December 31, 2000 and the statements of operations, changes in net assets and cash flows for the year ended December 31, 1999 and the selected per share data and ratios for the year ended December 31, 1997 are not required to be presented and are not included in this Form 10-K.

Report of Previous Independent Public Accountants

To Equus II Incorporated:

We have audited the accompanying balance sheets of Equus II Incorporated (a Delaware corporation), including the schedules of portfolio securities, as of December 31, 2001 and 2000, and the related statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2001, and the selected per share data and ratios for each of the five years in the period ended December 31, 2001. These financial statements and selected per share data and ratios are the responsibility of the management of Equus II Incorporated. Our responsibility is to express an opinion on these financial statements and selected per share data and ratios based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and selected per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included physical inspection or confirmation of securities owned as of December 31, 2001, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3, the financial statements include investments in portfolio securities valued at $79,750,789 (104% of net assets) and $90,328,540 (99% of net assets) as of December 31, 2001 and 2000, respectively, whose values have been estimated by Equus Capital Management Corporation (the "Management Company") and approved by the Board of Directors of Equus II Incorporated in the absence of readily ascertainable market values. We have reviewed the procedures used by the Management Company in arriving at their estimates of value of such securities and have inspected the underlying documentation, and in the circumstances we believe the procedures are reasonable and the documentation is appropriate. However, because of the inherent uncertainty of valuation, the Management Company's estimates of values may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of Equus II Incorporated as of December 31, 2001 and 2000, the results of its operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2001, and the selected per share data and ratios for each of the five years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Houston, Texas
March 1, 2002

EQUUS II INCORPORATED
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
Assets		
Investments in portfolio securities at fair value (cost $92,611,224 and $90,371,825, respectively)	$ 87,194,210	$ 85,878,831
Cash	442	23,465
Temporary cash investments, at cost which approximates fair value	516,236	10,212
Restricted temporary cash investments, at cost which approximates fair value	58,000,000	62,000,000
Accounts receivable	15,330	15,061
Accrued interest receivable	2,610,639	2,891,107
Total assets	$ 148,336,857	$ 150,818,676
Liabilities and net assets		
Liabilities:		
Accounts payable and accrued liabilities	$ 200,882	$ 267,011
Due to management company	384,880	384,834
Revolving line of credit	12,775,000	11,200,000
Line of credit promissory note	58,000,000	62,000,000
Total liabilities	71,360,762	73,851,845
Commitments and contingencies		
Net assets:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares outstanding	-	-
Common stock, $.001 par value, 25,000,000 shares authorized, 6,233,021 shares outstanding	6,233	6,233
Additional paid-in capital	82,496,540	82,575,274
Undistributed net investment losses	(423,919)	(1,176,350)
Undistributed net capital gains	314,255	54,668
Unrealized depreciation of portfolio securities, net	(5,417,014)	(4,492,994)
Total net assets	$ 76,976,095	$ 76,966,831
Net assets per share	$ 12.35	$ 12.35

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
Investment income:			
Interest income from portfolio securities	$ 1,063,676	$ 1,501,956	$ 3,549,979
Dividend income from portfolio securities	1,661,865	1,098,074	1,079,949
Interest from temporary cash investments	21,170	58,655	141,427
Other income	240,000	55,000	345,549
Total investment income	2,986,711	2,713,685	5,116,904
Expenses:			
Management fee	1,532,152	1,618,784	1,911,275
Interest expense	573,997	437,197	1,508,788
Non-cash compensation expense (benefit)	(14,434)	(1,522,422)	388,663
Professional fees	250,704	452,414	167,784
Director fees and expenses	241,266	252,456	239,302
Mailing, printing and other expenses	119,747	179,531	172,339
Franchise taxes	50,964	91,030	129,305
Excise tax	36,832	-	-
Administrative fees	50,000	50,000	50,000
Total expenses	2,841,228	1,558,990	4,567,456
Net investment income	145,483	1,154,695	549,448
Realized gain (loss) on dispositions of portfolio securities, net	802,235	(7,196,407)	(6,160,547)
Unrealized depreciation of portfolio securities, net			
End of year	(5,417,014)	(4,492,994)	(818,963)
Beginning of year	(4,492,994)	(818,963)	(1,100,588)
(Increase) decrease in unrealized depreciation of portfolio securities, net	(924,020)	(3,674,031)	281,625
Total increase (decrease) in net assets from operations	$ 23,698	$ (9,715,743)	$ (5,329,474)

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
Operations:			
Net investment income	$ 145,483	$ 1,154,695	$ 549,448
Realized gain (loss) on dispositions of portfolio securities, net	802,235	(7,196,407)	(6,160,547)
Increase (decrease) in unrealized appreciation of portfolio securities, net	(924,020)	(3,674,031)	281,625
Increase (decrease) in net assets from operations	23,698	(9,715,743)	(5,329,474)
Capital transactions:			
Non-cash compensation expense (benefit) recorded in additional paid in capital	(14,434)	(1,522,422)	388,663
Increase (decrease) from officer notes, net	-	(536,781)	447,887
Stock repurchase	-	(2,182,988)	(4,518,887)
Dividends declared	-	-	(3,843,842)
Shares issued in common stock dividend	-	-	2,361,598
Decrease in net assets from capital share transactions	(14,434)	(4,242,191)	(5,164,581)
Increase (decrease) in net assets	9,264	(13,957,934)	(10,494,055)
Net assets, at beginning of year	76,966,831	90,924,765	101,418,820
Net assets, at end of year	$76,976,095	$76,966,831	$90,924,765

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
Cash flows from operating activities:			
Interest and dividends received	$ 912,404	$ 1,715,076	$ 2,279,113
Cash paid to management company, directors, bank and suppliers	(2,921,745)	(3,220,927)	(4,470,400)
Net cash used by operating activities	(2,009,341)	(1,505,851)	(2,191,287)
Cash flows from investing activities:			
Purchase of portfolio securities	(6,880,071)	(11,190,122)	(11,194,062)
Proceeds from dispositions of portfolio securities	6,944,160	10,101,979	20,565,743
Principal payments from portfolio securities	853,522	789,633	7,222,349
Sales (purchases) of restricted temporary cash investments, net	4,000,000	15,000,000	(27,000,000)
Repayments from (advances to) portfolio companies, net	(269)	(13,595)	50,263
Net cash provided (used) by investing activities	4,917,342	14,687,895	(10,355,707)
Cash flows from financing activities:			
Advances from bank	246,935,000	272,150,000	310,850,000
Repayments to bank	(249,360,000)	(283,250,000)	(298,950,000)
Repurchase of common stock	-	(2,182,988)	(4,634,820)
Dividends paid	-	(1,442)	(1,485,497)
Payments received on officer notes	-	92,531	991,161
Net cash provided (used) by financing activities	(2,425,000)	(13,191,899)	6,770,844
Net increase (decrease) in cash and cash equivalents	483,001	(9,855)	(5,776,150)
Cash and cash equivalents at beginning of year	33,677	43,532	5,819,682
Cash and cash equivalents at end of year	$ 516,678	$ 33,677	$ 43,532

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Continued)

	2002	2001	2000
Reconciliation of increase (decrease) in net assets from operations to net cash used by operating activities:			
Increase (decrease) in net assets from operations	$ 23,698	$ (9,715,743)	$ (5,329,474)
Adjustments to reconcile increase (decrease) in net assets from operation to net cash used by operating activities:			
Realized (gain) loss on dispositions of portfolio securities, net	(802,235)	7,196,407	6,160,547
Decrease (increase) in unrealized appreciation, net	924,020	3,674,031	(281,625)
Decrease (increase) in accrued interest receivable	280,468	1,334,839	(1,628,447)
Increase in accounts receivable	-	(600)	-
Accrued interest or dividends exchanged for portfolio securities	(2,354,775)	(2,332,847)	(1,209,344)
Non-cash compensation expense (benefit)	(14,434)	(1,522,422)	388,663
Decrease in accounts payable	(66,129)	(69,726)	(239,137)
Increase (decrease) in due to management company	46	(69,790)	(52,470)
Net cash used by operating activities	$ (2,009,341)	$ (1,505,851)	$ (2,191,287)

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SELECTED PER SHARE DATA AND RATIOS
FOR THE FIVE YEARS ENDED DECEMBER 31, 2002

	2002	2001	2000	1999	1998
Selected per share data:					
Investment income	$ 0.48	$ 0.43	$ 0.79	$ 0.95	$ 0.71
Expenses	0.46	0.25	0.71	1.35	1.12
Net investment income (loss)	0.02	0.18	0.08	(0.40)	(0.41)
Realized gain (loss) on dispositions of portfolio securities, net	0.13	(1.13)	(0.95)	7.41	(0.67)
Increase (decrease) in unrealized appreciation of portfolio securities, net	(0.15)	(0.57)	0.05	(8.34)	(4.06)
Increase (decrease) in net assets from operations	-	(1.52)	(0.82)	(1.33)	(5.14)
Capital transactions:					
Dividends declared	-	-	(0.55)	(3.86)	(0.59)
Effect of common stock repurchases	-	0.17	0.46	0.09	-
Dilutive effect of shares issued in common stock dividend and exercise of options	-	(0.30)	(0.19)	(1.12)	(0.15)
Net decrease in assets from capital transactions	-	(0.13)	(0.28)	(4.89)	(0.74)
Net increase (decrease) in net assets	-	(1.65)	(1.10)	(6.22)	(5.88)
Net assets at beginning of year	12.35	14.00	15.10	21.32	27.20
Net assets at end of year	$ 12.35	$ 12.35	$ 14.00	$ 15.10	$ 21.32
Weighted average number of shares outstanding during year, in thousands	6,233	6,363	6,457	5,445	5,312
Market value per share at end of year	$ 6.64	$ 7.79	$ 8.01	$ 9.38	$ 14.66
Selected ratios:					
Ratio of total expenses to average net assets	3.69%	1.86%	4.75%	6.74%	4.57%
Ratio of net investment income (loss) to average net assets	0.19%	1.38%	0.57%	(2.00)%	(1.67)%
Ratio of increase (decrease) in net assets from operations to average net assets	0.03%	(11.57)%	(5.54)%	(6.65)%	(20.97)%
Total return on market price	(14.76)%	(2.75)%	(8.74)%	(9.69)%	(26.68)%

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Alenco Window Holdings II, LLC	January 2002		
Manufacturer & distributor of alumimnum and vinyl windows			
- 24% membership interest		$ 227	$ 2,900,000
American Trenchless Technology, LLC	February 2001		
Boring, tunneling and directional drilling			
- 100,000 shares of preferred stock		1,208,144	-
- 1,934,532 shares of common stock		116,550	-
- 50% membership interest in Glendale, LLC		300,000	300,000
The Bradshaw Group	May 2000		
Sells and services midrange and high-speed printing equipment			
- Prime + 2% promissory note with a face amount of $398,383 (2)		-	-
- 15% promissory note (2)		459,545	-
- 1,335,000 shares of preferred stock		1,335,000	-
- Warrant to buy 2,229,450 shares of common stock for $0.01 through May 2008		1	-

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Champion Window Holdings, Inc.	March 1999		
Manufacturer & distributor of residential windows			
- 1,400,000 shares of common stock		$ 1,400,000	$17,000,000
CMC Investments, LLC	December 2001		
Manufacturer of oil and gas drilling rigs			
- 21% membership interest		781,805	748,050
- 4,432 shares of Weatherford International common stock		256,806	176,950
Container Acquisition, Inc.	February 1997		
Shipping container repair & storage			
- 78,318 shares of preferred stock		7,831,800	2,000,000
- Conditional warrant to buy up to 370,588 shares of common stock at $0.01 through February 2007		1,000	-
- 1,370,000 shares of common stock		1,370,000	-
- 85% membership interest in CCI-ANI Finance, LLC		1,571,000	1,970,000

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Doane PetCare Enterprises, Inc.	October 1995		
(formerly Summit/DPC Partners, L.P.)			
Manufacturer of private label pet food			
- 15% promissory note with a face amount of $1,805,556 [(1)(3)]		$ 1,787,803	$ 1,787,803
- 1,943,598 shares of common stock		3,936,643	5,000,000
The Drilltec Corporation	August 1998		
Provides protection & packaging for pipe & tubing			
- Prime + 9.75% promissory note [(2)]		1,000,000	-
ENGlobal, Inc. (AMEX: ENG)	December 2001		
(formerly Industrial Data Systems Corporation)			
Engineering and consulting services			
- 9.5% promissory note [(1)]		2,780,000	2,780,000
- 2,588,000 shares of convertible preferred stock [(1)(3)]		2,588,000	2,588,000
- 1,225,758 shares of common stock		716,461	1,230,650
- Options to acquire 200,000 shares of common stock		-	-

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Equicom, Inc.	July 1997		
Radio stations			
- 10% promissory notes		$ 3,116,730	$ 3,116,730
- 657,611 shares of preferred stock		6,576,110	50,000
- 452,000 shares of common stock		141,250	-
Equipment Support Services, Inc.	December 1999		
Equipment rental			
- 8% promissory note (2)		1,138,000	-
- 35,000 shares of preferred stock		1,929,000	-
- 35,000 shares of common stock		101,500	-
FS Strategies, Inc.	June 2000		
Temporary staffing and web-based human resources services			
- 1,667 shares of preferred stock		1,667,000	-
- 110,000 shares of common stock		7,591,667	-

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
GCS RE, Inc.	February 1989		
Investment in real estate			
- 1,000 shares of common stock		$ 320,924	$ 600,000
Jones Industrial Services, Inc.	July 1998		
(formerly United Industrial Services, Inc.)			
Field service for petrochemical & power generation industries			
- 35,000 shares of preferred stock		3,500,000	2,500,000
- Warrant to buy 63,637 shares of common stock at $0.01 through June 2008		100	-
Milam Enterprises, LLC	December 1986		
(formerly Travis International, Inc.)			
Asset and contingency holding company			
- 9% member interest		1,911	100,000
NCI Building Systems, Inc. (NYSE: NCS)	April 1989		
Design & manufacture metal buildings			
- 200,000 shares of common stock		159,784	4,364,000

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
PalletOne, Inc.	October 2001		
Wooden pallet manufacturer			
- 3,465,000 shares of preferred stock [(1)(3)]		$ 3,465,000	$ 3,465,000
- 350,000 shares of common stock		350,000	35,000
Reliant Window Holdings, LLC	February 2001		
Manufacturer & distributor of aluminum & vinyl windows			
- 36.86% membership interest		372,256	4,200,000
Sovereign Business Forms, Inc.	August 1996		
Business forms manufacturer			
- 15% promissory notes [(1)(3)]		3,745,735	3,745,735
- 19,131 shares of preferred stock [(1)(3)]		1,913,100	1,913,100
- Warrant to buy 551,894 shares of common stock at $1 per share through August 2006		-	-
- Warrant to buy 25,070 shares of common stock at $1.25 per share through October 2007		-	-
- Warrant to buy 273,450 shares of common stock at $1 per share through October 2009		-	-

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Spectrum Management, LLC	December 1999		
Business & personal property protection			
- 285,000 units of Class A equity interest		$ 2,850,000	$ 2,850,000
- 16% subordinated promissory note (1)		1,303,698	1,303,698
Sternhill Partners I, LP	March 2000		
Venture capital fund			
- 3% limited partnership interest		1,801,604	700,000
Strategic Holdings, Inc.	September 1995		
Processor of recycled glass			
- 15% promissory note		6,750,000	6,750,000
- 3,822,157 shares of Series B preferred stock		3,820,624	3,820,624
- Warrant to buy 225,000 shares of common stock at $0.4643 per share through August 2005		-	21,411
- Warrant to buy 100,000 shares of common stock at $1.50 per share through August 2005		-	-
- Warrant to buy 2,219,237 shares of common stock at $0.01 per share through November 2005		-	1,219,382
- 3,089,751 shares of common stock		3,088,389	1,728,597
- 15% promissory note of SMIP, Inc.		175,000	175,000
- 1,000 shares of SMIP, Inc. common stock		150,000	13,423

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Turfgrass America, Inc.	May 1999		
Grows, sells & installs warm season turfgrasses			
- 12% subordinated promissory note		$ 288,580	$ 288,580
- 12% subordinated promissory note		502,035	502,035
- 12% subordinated promissory note with a face amount of $4,000,000 (3)		3,781,804	3,781,804
- 1,507,226 shares of convertible preferred stock		768,638	768,638
- Warrants to buy 250,412 shares of common stock at $0.51 per share through April 2010		-	-
- 211,184 shares of common stock		600,000	-
Vanguard VII, L.P.	June 2000		
Venture capital fund			
- 1.3% limited partnership interest		1,200,000	700,000
Total		$92,611,224	$87,194,210

(1) Income-producing. All other securities are considered non-income producing.
(2) As of December 31, 2002, the Fund has reduced the fair value of these notes to zero and has discontinued recognizing any additional interest income on these notes due to conditions specific to the respective Portfolio Companies. However, the Portfolio Companies are still liable for such notes and related interest, and they may be collected in the future.
(3) Income on these securities is paid-in-kind by the issuance of additional securities or through the accretion of original issue discount.

The accompanying notes are an
integral part of these financial statements.

Substantially all of the Fund's portfolio securities are restricted from public sale without prior registration under the Securities Act of 1933. The Fund negotiates certain aspects of the method and timing of the disposition of the Fund's investment in each portfolio company, including registration rights and related costs.

In connection with the investments in American Trenchless Technology, LLC, Champion Window Holdings, Inc., Container Acquisition, Inc., The Drilltec Corporation, Jones Industrial Services, Inc., Sovereign Business Forms, Inc., Strategic Holdings, Inc., and Turfgrass America, Inc., rights have been obtained to demand the registration of such securities under the Securities Act of 1933, providing certain conditions are met. The Fund does not expect to incur significant costs, including costs of any such registration, in connection with the future disposition of its portfolio securities.

As defined in the Investment Company Act of 1940, during the year ended December 31, 2002, the Fund was considered to have a controlling interest in Champion Window Holdings, Inc., Container Acquisition, Inc., The Drilltec Corporation, Equicom, Inc., PalletOne, Inc., Reliant Window Holdings, LLC, Sovereign Business Forms, Inc., Spectrum Management, LLC, and Strategic Holdings, Inc. The fair value of the Fund's investment in ENGlobal, Inc. includes a discount of $228,003 from the closing market price to reflect the estimated effect of restrictions on the sale of such securities at December 31, 2002.

Income was earned in the amount of $921,273, $1,531,031 and $3,104,423 for the years December 31, 2002, 2001 and 2000, respectively, on portfolio securities of companies in which the Fund has a controlling interest. Income was earned in the amount of $1,416,797, $1,023,854 and $1,432,575 for the years ended December 31, 2002, 2001 and 2000, respectively, on portfolio securities of companies that are affiliates of the Fund but are not controlled by the Fund.

As defined in the Investment Company Act of 1940, all of the Fund's investments are in eligible portfolio companies except Sternhill Partners I, L.P. and Vanguard VII, L.P. The Fund provides significant managerial assistance to all of the portfolio companies in which it has invested, except Doane PetCare Enterprises, Inc. ("Doane"), Equipment Support Services, Inc., Milam Enterprises, LLC, Sternhill Partners I, L.P., and Vanguard VII, L.P. The Fund provides significant managerial assistance to portfolio companies that comprise 91% of the total value of the investments in portfolio companies at December 31, 2002.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

The investments in portfolio securities held by the Fund are not geographically diversified. All of the Fund's portfolio companies (except for Doane and PalletOne, Inc. and certain investments in the venture capital funds) are headquartered in Texas, although several have significant operations in other states.

The Fund's investments in portfolio securities consist of the following types of securities at December 31, 2002:

Type of Securities	Cost	Fair Value	Percentage of Fair Value
Common stock	$ 20,556,778	$ 30,325,570	34.8%
Secured and subordinated debt	26,828,931	24,231,385	27.8%
Preferred stock	36,602,416	17,105,362	19.6%
Limited liability company investments	5,620,394	12,891,100	14.8%
Limited partnership investments	3,001,604	1,400,000	1.6%
Options and warrants	1,101	1,240,793	1.4%
Total	$ 92,611,224	$ 87,194,210	100.0%

Three notes receivable included in secured and subordinated debt with an estimated fair value of $9,315,342 provide that interest is paid in kind or that the original issue discount is accreted over the life of the notes, by adding such amount to the principal of the notes.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2002
(Continued)

The following is a summary by industry of the Fund's investments as of December 31, 2002:

Industry	Fair Value	Percentage
Business Products and Services	$ 9,812,533	11.2%
Commercial Building Products	4,364,000	5.0%
Consumer Goods	6,787,803	7.8%
Energy	925,000	1.1%
Engineering and Consulting Services	6,598,650	7.6%
Industrial Products and Services	16,528,437	19.0%
Media	3,166,730	3.6%
Residential Building Products	24,100,000	27.6%
Shipping Products and Services	7,470,000	8.6%
Turfgrass and Landscape Products	5,341,057	6.1%
Venture Funds and Other	2,100,000	2.4%
Total	$ 87,194,210	100.0%

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2001

Portfolio Company	Date of Initial Investment	Cost	Fair Value
A. C. Liquidating Corporation	February 1985		
Asset held for liquidation			
- 10% secured promissory notes *		$ 188,014	$ -
American Trenchless Technology, LLC	February 2001		
Boring, tunneling and directional drilling			
- 100,000 shares of preferred stock		1,000,000	1,000,000
- 1,934,532 shares of common stock		116,550	116,550
The Bradshaw Group	May 2000		
Sells and services midrange and high-speed printing equipment			
- Prime + 2% promissory note *		-	398,383
- 15% promissory note *		222,945	222,945
- 15% promissory note *		222,945	222,945
- 1,335,000 shares of preferred stock		1,335,000	-
- Warrant to buy 2,229,450 shares of common stock for $0.01 through May 2008		1	-
Champion Window, Inc.	March 1999		
Primary aluminum window manufacturer & distributor			
- 20,000 shares of preferred stock		2,000,000	2,472,500
- 1,400,000 shares of common stock		1,400,000	8,750,000

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2001
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
CMC Investments, LLC	December 2001		
Manufacturer of oil and gas drilling rigs			
- 21% membership interest		$ 525,000	$ 525,000
Container Acquisition, Inc.	February 1997		
Shipping container repair & storage			
- 72,742 shares of preferred stock		7,274,200	7,274,200
- Conditional warrant to buy up to 370,588 shares of common stock at $0.01 through February 2007		1,000	1,000
- 1,370,000 shares of common stock		1,370,000	2,000,000
Doane PetCare Enterprises, Inc.	October 1995		
(formerly Summit/DPC Partners, L.P.)			
Manufacturer of private label pet food			
- 15% promissory note with a face amount of $1,805,556, including amortized discount		1,428,225	1,428,225
- 1,943,598 shares of common stock		3,936,643	5,900,000
The Drilltec Corporation	August 1998		
Provides protection & packaging for pipe & tubing			
- Prime + 9.75% promissory note *		1,000,000	500,000
- Warrant to buy 10% of the common equity for $100 through September 2002		-	-

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2001
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Equicom, Inc.	July 1997		
Radio stations			
- 10% promissory note *		$ 1,638,500	$ 1,638,500
- 10% promissory note		1,036,750	1,036,750
- 657,611 shares of preferred stock		6,576,110	1,000,000
- 452,000 shares of common stock		141,250	-
Equipment Support Services, Inc.	December 1999		
Equipment rental			
- 8% promissory note *		1,138,000	1,138,000
- 35,000 shares of preferred stock		1,929,000	-
- 35,000 shares of common stock		101,500	-
FS Strategies, Inc.	June 2000		
Temporary staffing and web-based human resources services			
- 110,000 shares of common stock		7,166,667	2,866,667
GCS RE, Inc.	February 1989		
Investment in real estate			
- 1,000 shares of common stock		132,910	650,000

The accompanying notes are an
integral part of these financial statements.

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Industrial Data Systems Corporation (AMEX - IDS)	December 2001		
Engineering and consulting services			
- 9.5% promissory note		$ 3,000,000	$ 3,000,000
- 2,500,000 shares of convertible preferred stock		2,500,000	2,500,000
- 1,225,758 shares of common stock		716,461	605,860
NCI Building Systems, Inc. (NYSE - NCS)	April 1989		
Design & manufacture metal buildings			
- 200,000 shares of common stock		159,784	3,540,000
PalletOne, Inc.	October 2001		
Operates wooden pallet manufacturing facilities			
- 3,150,000 shares of preferred stock		3,150,000	3,150,000
- 350,000 shares of common stock		350,000	350,000
Reliant Window Holdings, LLC	February 2001		
Aluminum & vinyl window manufacturer & distributor			
- 36.86% membership interest		372,256	372,256

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2001
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Sovereign Business Forms, Inc.	August 1996		
Business forms manufacturer			
- 15% promissory notes		$ 3,243,077	$ 3,243,077
- 17,502 shares of preferred stock		1,750,200	1,750,200
- Warrant to buy 551,894 shares of common stock at $1 per share through August 2006		-	263,750
- Warrant to buy 25,070 shares of common stock at $1.25 per share through October 2007		-	5,565
- Warrant to buy 273,450 shares of common stock at $1 per share through October 2009		-	130,685
Spectrum Management, LLC	December 1999		
Business & personal property protection			
- 285,000 units of Class A equity interest		2,850,000	2,850,000
Sternhill Partners I, LP	March 2000		
Venture capital fund			
- 3% limited partnership interest		1,471,604	1,200,000

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2001
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Strategic Holdings, Inc.	September 1995		
Processor of recycled glass			
- 15% promissory note *		$ 6,750,000	$ 6,750,000
- 3,822,157 shares of Series B preferred stock		3,820,624	3,250,000
- Warrant to buy 225,000 shares of common stock at $0.463 per share through August 2005		-	-
- Warrant to buy 100,000 shares of common stock at $1.50 per share through August 2005		-	-
- Warrant to buy 2,219,237 shares of common stock at $0.01 per share through November 2005		-	-
- 3,089,751 shares of common stock		3,088,389	-
- 15% promissory note of SMIP, Inc. *		175,000	175,000
- 1,000 shares of SMIP, Inc. common stock		150,000	-
Travis International, Inc.	December 1986		
Specialty distribution			
- 98,761 shares of common stock		5,398	1,200,000

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2001
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Turfgrass America, Inc.	May 1999		
Grows, sells & installs warm season turfgrasses			
- 12% subordinated promissory note		$ 502,035	$ 502,035
- 12% subordinated promissory note with a face value amount of $4,000,000		3,715,000	3,715,000
- 1,507,226 shares of preferred stock		768,638	768,638
- Warrants to buy 250,412 shares of common stock at $0.51 through April 2010		-	-
- 211,184 shares of common stock		600,000	600,000
United Industrial Services, Inc.	July 1998		
Field service for petrochemical & power generation industries			
- 15% promissory note		626,958	626,958
- 35,000 shares of preferred stock		3,500,000	2,500,000
- Warrant to buy 63,637 shares of common stock at $0.01 through June 2008		-	-
- Warrant to buy 18,887 shares of common stock at $0.01 through March 2011		-	-
Vanguard VII, L.P.	June 2000		
Venture capital fund			
- 1.3% limited partnership interest		1,200,000	1,100,000

The accompanying notes are an
integral part of these financial statements.

EQUUS II INCORPORATED
SCHEDULE OF PORTFOLIO SECURITIES
DECEMBER 31, 2001
(Continued)

Portfolio Company	Date of Initial Investment	Cost	Fair Value
Weatherford International (NYSE - WFT)	July 2001		
Provides equipment & services used for the drilling, completion, and production of oil and natural gas wells			
- 69,458 shares of common stock		$ 4,025,091	$ 2,588,042
Total		$ 90,371,825	$85,878,831

* The Fund has discontinued recognizing any additional interest income on these notes due to conditions specific to the respective Portfolio Companies. However, the Portfolio Companies are still liable for such interest and it may be collected in the future. As of December 31, 2001, the aggregate amount of accrued interest receivable and estimated fair value on these notes is $2,454,179 and $10,870,773, respectively.

The accompanying notes are an
integral part of these financial statements.

(1) Organization and Business Purpose

Equus II Incorporated (the "Fund"), a Delaware corporation, was formed by Equus Investments II, L.P. (the "Partnership") on August 16, 1991. On July 1, 1992, the Partnership was reorganized and all of the assets and liabilities of the Partnership were transferred to the Fund in exchange for shares of common stock of the Fund. The shares of the Fund trade on the New York Stock Exchange under the symbol EQS.

The Fund seeks to achieve capital appreciation by making investments in equity and equity-oriented securities issued by privately-owned companies in transactions negotiated directly with such companies. The Fund seeks to invest primarily in companies which intend to acquire other businesses, including leveraged buyouts. The Fund may also invest in recapitalizations of existing businesses or special situations from time to time. The Fund's investments in Portfolio Companies consist principally of equity securities such as common and preferred stock, but also include other equity-oriented securities such as debt convertible into common or preferred stock or debt combined with warrants, options or other rights to acquire common or preferred stock. Current income is not a significant factor in the selection of investments. The Fund elected to be treated as a business development company under the Investment Company Act of 1940. For tax purposes, the Fund has elected to be treated as a regulated investment company ("RIC"). The Fund has entered into a management agreement with Equus Capital Management Corporation, a Delaware corporation (the "Management Company").

(2) Liquidity and Financing Arrangements

Liquidity and Revolving Line of Credit – The Fund had a $22,500,000 revolving line of credit with Bank of America, N.A. that expired on December 31, 2002. The line of credit was subsequently extended until June 1, 2003, and amended to provide for maximum borrowings of $18,000,000. The Fund uses its revolving line of credit for liquidity to pay operating expenses of the Fund and for new and follow-on investments in portfolio securities. The Fund had $12,775,000 outstanding under this line of credit at December 31, 2002, which is collateralized by the Fund's investments in portfolio securities. In addition, the Fund had irrevocable letters of credit in the amount of $3,719,000 outstanding at year end, which reduces the amount of additional borrowings available under the line of credit. The letters of credit expired subsequent to year-end. As of April 1, 2003, the Fund's availability under the revolving line of credit is approximately $1,590,000.

The line of credit, as amended, provides that any proceeds received from the sale of portfolio securities or from repayments by Portfolio Companies of the principal amount of loans must be used to pay down the line of credit. As such payments are made, the Fund's availability under the facility will be reduced by a corresponding amount. The lender has asked the Fund to take steps to pay off the line of credit. Accordingly, the Fund is currently in discussions with several interested parties regarding the sale of certain portfolio securities at values that could enable the Fund to repay the line of credit. The Fund is also pursuing arrangements to refinance the line of credit with another lender and may approach the current lender for another extension of the due date. There can be no assurance that the Fund can sell securities sufficient to pay off the line of credit, extend the existing line of credit or obtain a replacement facility by June 1, 2003. Should the Fund be unable to repay the line of credit, extend it or refinance it with another lender, portfolio securities may be required to be sold and such sales may be at values that are materially less than the Management Company's estimates of fair value.

Under certain circumstances, the Fund may be called on to make follow-on investments in certain Portfolio Companies. The Fund has guaranteed obligations to financial institutions on behalf of Reliant Window Holdings, LLC ("RWH") and Equicom, Inc. ("Equicom") in the respective amounts of $1,439,000 and $759,000. RWH is currently servicing its obligations to the financial institution, and the Management Company does not expect the Fund to be required to provide funding under this guarantee. The Fund has made loans to Equicom from time to time to enable the company to service its debt, but the Management Company does not expect the Fund to advance more than $150,000 in 2003 for such purpose. In addition, the Fund has committed to invest up to $5,550,000 in the two venture capital funds in its portfolio. At December 31, 2002, $3,030,000 of such amount had been funded, and an additional $300,000 was funded on March 3, 2003. The Management Company does not expect the Fund to advance more than $900,000 of its remaining commitments to the venture capital funds in 2003. If the Fund does not have sufficient funds to make follow-on investments, the portfolio company in need of the investment may be negatively impacted. Also, the Fund's equity interest in and its estimated fair value of the portfolio company could be reduced.

At December 31, 2002 and 2001, the Fund was being charged interest at a rate of 3.92% and 4.40%, respectively. The interest rate on the line of credit is currently prime + 4%. The Fund also pays interest at the rate of ¼% per annum on the unused portion of the line of credit. The average daily balances outstanding on the Fund's line of credit during the years ended December 31, 2002, 2001 and 2000, was $10,842,927, $6,767,397 and $17,149,517, respectively. During the years ended December 31, 2002, 2001 and 2000, the amount of interest paid in cash was $544,479, $441,015 and $1,580,299, respectively. The line of credit restricts the Fund's ability to incur additional indebtedness, pay dividends, merge with another entity, dispose of assets outside the ordinary course of business and engage in certain transactions with affiliates.

RIC Borrowings and Restricted Temporary Cash Investments - The Fund had a $100,000,000 line of credit promissory note with Bank of America N.A., with interest payable at 1/2% over the rate earned in its money market account. At December 31, 2002 and 2001, the Fund was being charged interest at a rate of 1.50% and 2.29%, respectively. Because of the nature and size of its portfolio investments, the Fund periodically borrowed money under this line of credit promissory note to make qualifying investments to maintain its tax status as a RIC under the Internal Revenue Code. The Fund had $58,000,000 and $62,000,000 outstanding on such note at December 31, 2002 and 2001, respectively, which is collateralized by restricted temporary cash investments of $58,000,000 and $62,000,000, respectively. Pursuant to the terms of the note, the Fund is required to repay the outstanding borrowings within five business days of the initial borrowing date. The Fund repaid the outstanding year end borrowings within this time period.

The Fund's line of credit promissory note expired on January 1, 2003. During March 2003, the Fund borrowed $54,959,521 to make qualifying investments to maintain its RIC status by utilizing an established margin account with a securities brokerage firm. The Fund collateralized such borrowings with U.S. Treasury bills, cash and other portfolio securities in the margin account with a value of $58,706,608. The total amount borrowed was repaid on April 1, 2003. The Management Company believes the Fund will be able to use this financing arrangement to maintain its RIC status. However, there are no assurances that such arrangement will be available to the Fund in the future. If the Fund is unable to borrow funds in the future to make qualifying investments, the Fund may no longer qualify as a RIC. The Fund would then be subject to corporate income tax on its net investment income and net realized gains and shareholders would be subject to income tax on any distributions from the Fund. Failure to continue to qualify as a RIC could be material to the Fund's shareholders in that they would suffer the loss of conduit tax treatment on any net realized income or gains.

(3) Significant Accounting Policies

Valuation of Investments - Portfolio investments are carried at fair value with the net change in unrealized appreciation or depreciation included in the determination of net assets. Valuations of portfolio securities are performed in accordance with accounting principles generally accepted in the United States and the financial reporting policies of the Securities and Exchange Commission ("SEC"). The applicable methods prescribed by such principles and policies are described below:

Publicly-traded portfolio securities - Investments in companies whose securities are publicly traded are valued at their quoted market price at the close of business on the valuation date, less a discount to reflect the estimated effects of restrictions on the sale of such securities ("Valuation Discount"), if applicable.

Privately-held portfolio securities – The fair value of investments for which no market exists (including 95% of the investments of the Fund at December 31, 2002) is determined on the basis of procedures established in good faith by the Board of Directors of the Fund. As a general principle, the current "fair value" of an investment would be the amount the Fund might reasonably expect to receive for it upon its current sale, in an orderly manner. Appraisal valuations are necessarily subjective and the Management Company's estimate of values may differ materially from amounts actually received upon the disposition of portfolio securities.

Generally, cost is the primary factor used to determine fair value until significant developments affecting the Portfolio Company (such as results of operations or changes in general market conditions) provide a basis for use of an appraisal valuation. Thereafter, portfolio investments are carried at appraised values as determined quarterly by the Management Company, subject to the approval of the Board of Directors. Appraisal valuations are based upon such factors as a Portfolio Company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies, an assessment of the company's current and future financial prospects and various other factors and assumptions. In the case of unsuccessful operations, the appraisal may be based upon liquidation value.

Most of the Fund's common equity investments are appraised at a multiple of free cash flow generated by the Portfolio Company in its most recent fiscal year, less outstanding funded indebtedness and other senior securities such as preferred stock. Projections of current year free cash flow may be utilized and adjustments for non-recurring items are considered. Multiples utilized are estimated based on the Management Company's experience in the private company marketplace, and are necessarily subjective in nature. Most of the Portfolio Companies utilize a high degree of leverage. The banking environment currently has resulted in pressure on several of these Portfolio Companies to reduce the amount of leverage in order to maintain such financing. From time to time, Portfolio Companies are in default of certain covenants in their loan agreements. When the Management Company has a reasonable belief that the Portfolio Company will be able to restructure the loan agreements to adjust for any defaults, the Portfolio Company's securities continue to be valued assuming that the company is a going concern. In the event a Portfolio Company cannot generate adequate cash flow to meet the principal and interest payments on such indebtedness or is not successful in refinancing the debt upon its maturity, the Fund's investment could be reduced or eliminated through foreclosure on the Portfolio Company's assets or the Portfolio Company's reorganization or bankruptcy.

The Fund may also use, when available, third-party transactions in a Portfolio Company's securities as the basis of valuation (the "private market method"). The private market method will be used only with respect to completed transactions or firm offers made by sophisticated, independent investors.

The fair values of debt securities, which are generally held to maturity, are determined on the basis of the terms of the debt securities and the financial conditions of the issuer. Certificates of deposit purchased by the Fund generally will be valued at their face value, plus interest accrued to the date of valuation.

Because of the inherent uncertainty of the valuation of portfolio securities which do not have readily ascertainable market values, amounting to $82,653,260 (including $1,230,650 in publicly-traded securities, net of a $228,003 Valuation Discount) and $79,750,789 (including $605,860 in publicly-traded securities, net of a $276,686 Valuation Discount) at December 31, 2002 and 2001, respectively, the Fund's estimate of fair value may materially differ from the value that would have been used had a ready market existed for the securities. Appraised values do not reflect brokers' fees or other normal selling costs which might become payable on disposition of such investments.

On a daily basis, the Fund adjusts its net asset value for the changes in the value of its publicly held securities and material changes in the value of its private securities and reports those amounts to Lipper Analytical Services, Inc. Weekly and daily net asset values appear in various publications, including Barron's and The Wall Street Journal.

Investment Transactions – Investment transactions are recorded on the accrual method. Realized gains and losses on investments sold are computed on a specific identification basis.

Cash Flows – For purposes of the Statements of Cash Flows, the Fund considers all highly liquid temporary cash investments purchased with an original maturity of three months or less to be cash equivalents.

Stock-Based Compensation – The Fund accounts for stock-based compensation using the intrinsic value method in accordance with the provisions of APB No. 25.

The weighted average fair value of the stock options granted from our stock option plans during 2002 was $1.29 per share. During 2001 it was $0.402 per share (for officer options) and $1.499 per share (for director options) and during 2000 it was $1.71 per share. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2002	2001		2000
		Officers	Directors	
Expected life	10 years	10 years	10 years	10 years
Risk-free interest rate	5.15%	4.62%	5.32%	6.80%
Volatility	21.60%	25.38%	26.27%	26.30%
Dividend Yield	6.50%	10.00%	6.50%	6.50%

Had the Fund accounted for the options using the fair value method under SFAS 123, the decrease in net assets from operations for each of the three years in the period ended December 31, 2002 would have been:

	2002	2001	2000
Increase (decrease) in net assets from operations, as reported	$ 23,698	$ (9,715,743)	$(5,329,474)
Stock-based employee compensation expense (benefit) included in increase (decrease) in net assets from operations	(14,434)	(1,522,422)	388,663
Stock-based employee compensation expense determined using fair value method	(106,903)	(105,672)	(551,808)
Pro forma decrease in net assets from operations	$ (97,639)	$(11,343,837)	$(5,492,619)

Federal Income Taxes – The Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements. The Fund borrows money from time to time to maintain its tax status under the Internal Revenue Code as a RIC. See Note 2 for further discussion of the Fund's RIC borrowings.

Reclassifications – Certain reclassifications have been made to the prior years' balances to conform to the current year presentation.

New Accounting Pronouncements - In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" was issued. SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. SFAS 148 does not change the provisions of SFAS 123 that permit entities to continue to apply the intrinsic value method of Accounting Principles Bulletin No. 25, "Accounting for Stock Issued to Employees". We continue to account for stock-based compensation in accordance with the provisions of APB No. 25. We have provided the disclosures required by SFAS 148.

In November 2002 FASB interpretation, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others" was issued. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002, and have been adopted by the Fund.

(4) Management

The Fund has entered into a management agreement with the Management Company. Pursuant to such agreement, the Management Company performs certain services, including certain management and administrative services necessary for the operation of the Fund. The Management Company receives a management fee at an annual rate of 2% of the net assets of the Fund, paid quarterly in arrears. The Management Company also receives compensation for providing certain investor communication services, of which $50,000 is included in the accompanying Statements of Operations for each of the three years in the period ended December 31, 2002. The management fees paid by the Fund represent the Management Company's primary source of revenue and support. The Management Company is controlled by a privately-owned corporation.

As compensation for services rendered to the Fund during 2002, each director who is not an officer of the Fund received an annual fee of $25,000 paid quarterly in arrears, a fee of $3,000 for each meeting of the Board of Directors attended in person, a fee of $1,500 for participation in each telephonic meeting of the Board of Directors and for each committee meeting attended ($500 for each committee meeting if attended on the same day as a Board Meeting), and reimbursement of all out-of-pocket expenses relating to attendance at such meetings. In addition, each director who is not an officer of the Fund is granted incentive stock options to purchase shares of the Fund's stock from time to time. (See Note 8). Certain officers and directors of the Fund serve as directors of Portfolio Companies, and may receive and retain fees, including non-employee director stock options, from such Portfolio Companies in consideration for such service. The aggregate amount of such cash fees paid by Portfolio Companies amounted to $256,750 for the year ended December 31, 2002. Additionally, two officers of the Management Company serve as directors of the Fund.

The Management Agreement will continue in effect until June 30, 2003, and from year-to–year thereafter provided such continuance is approved at least annually by (i) a vote of a majority of the outstanding shares of the Fund or (ii) a majority of the directors who are not "interested persons" of the Fund, at a meeting called for the purpose of voting on such approval. The Management Agreement may be terminated at any time, without the payment of any penalty, by a vote of the Board of Directors of the Fund or the holders of a majority of the Fund's shares on 60 days' written notice to the Management Company, and would automatically terminate in the event of its "assignment" (as defined in the Investment Company Act).

(5) Federal Income Tax Matters

The Fund is required to make distributions of any net taxable investment income on an annual basis, and may elect to distribute or retain net taxable realized capital gains. The Internal Revenue Service approved the Fund's request, effective October 31, 1998, to change its year-end for determining capital gains for purposes of Section 4982 of the Internal Revenue Code from December 31 to October 31.

The Fund is not required to make any distributions for 2002 under income tax regulations. For the year ended December 31, 2002, the Fund had net investment income for book purposes of $145,483 and no distributable net investment income for tax purposes. The difference between book and tax was primarily attributable to accrued interest receivable from one Portfolio Company that was written off, offset by taxable income passed through by partnerships in which the Fund has an investment. The Fund had a net capital gain for book purposes of $802,235 and a net capital gain for tax purposes of $2,829,000, which was fully offset by accumulated capital losses from prior years. The difference was due primarily to the sale of securities in one Portfolio Company which had been acquired in a tax-free exchange. As of December 31, 2002, the Fund has a capital loss carryforward of $2,218,000, which may be used to offset future taxable capital gains. If not utilized, the loss carryforward will expire in 2006.

The aggregate cost of investments for federal income tax purposes as of December 31, 2002 was $90,502,293. Such investments had unrealized appreciation of $28,885,442 and unrealized depreciation of $34,302,456 for book purposes, or net unrealized depreciation of $5,417,014. They had unrealized appreciation of $30,270,422 and unrealized depreciation of $33,154,589 for tax purposes, or net unrealized depreciation of $2,884,167 at December 31, 2002.

For the year ended December 31, 2001, the Fund had net investment income for book purposes of $1,154,695 and no distributable net investment income for tax purposes. The difference between book and tax was primarily non-cash compensation expense recorded on the books related to the payment of the officers' notes. The Fund had a net realized capital loss for book purposes of $7,196,407 and $5,047,823 for tax purposes in 2001.

For the year ended December 31, 2000, the Fund had net investment income for book purposes of $549,448 and no distributable net investment income for tax purposes. The difference between book and tax was primarily non-cash compensation expense recorded on the books related to dividends paid on shares owned by officers which secure limited recourse notes receivable by the Fund and non-taxable dividends received from one portfolio company. The Fund had a net realized capital loss for book purposes of $6,160,547 and a net realized short-term capital gain of $38,186 for tax purposes, which was fully offset by the net investment loss.

(6) Dividends

No dividends were declared for the year ended 2002. In lieu of any cash dividends in 2001, the Board of Directors declared a stock dividend of one additional share for each ten shares held by its stockholders of record as of December 3, 2001 and the Fund issued 566,638 shares in connection with such dividend on December 17, 2001. The Board of Directors declared dividends of $3,843,842 ($0.55 per share) during 2000. The 2000 dividends were paid in additional shares of common stock or in cash by specific election of the shareholders in December 2000. The 2000 dividend represented some long-term capital gains and ordinary income but was primarily a return of capital. The Fund paid $1,482,244 in cash and issued 294,990 additional shares of stock at $8.00568 per share, in December 2000 in connection with such dividends. In 2000, the Fund recorded non-cash compensation expense for the dividends paid on stock held by officers of $388,663.

(7) Portfolio Securities

During the year ended December 31, 2002, the Fund invested $783,749 in two new limited liability companies, which in turn invested in two existing Portfolio Companies and made follow-on investments of $8,451,097 in twelve portfolio companies, including $2,354,775 in accrued interest and dividends received in the form of additional portfolio securities and accretion of original issue discount on a promissory note. In addition, the Fund realized a net capital gain of $802,235 during the year ended December 31, 2002.

During the year ended December 31, 2001, the Fund invested $15,386,789 in six new companies, including non-cash securities of $10,573,214 in three companies as a result of a merger or sale of existing Portfolio Companies. Also, the Fund made follow-on investments of $8,709,395 in eleven portfolio companies, including $2,332,847 in accrued interest and dividends received in the form of additional portfolio securities and accretion of original issue discount on a promissory note. In addition, the Fund realized a net capital loss of $7,196,407 during the year ended December 31, 2001.

During the year ended December 31, 2000, the Fund invested $7,435,001 in four new companies and made follow-on investments of $4,968,405 in ten portfolio companies, including $1,209,344 in accrued interest and dividends received in the form of additional portfolio securities and accretion of original issue discount on a promissory note. In addition, the Fund realized a net capital loss of $6,160,547 during the year ended December 31, 2000.

(8) Stock Option Plan

Shareholders have approved the Equus II Incorporated 1997 Stock Incentive Plan (“Stock Incentive Plan”), which authorizes the Fund to issue options to the directors and officers of the Fund in an aggregate amount of up to 20% of the outstanding shares of common stock of the Fund. The Stock Incentive Plan provides that each director who is not an officer of the Fund is, on the first business day following each annual meeting, granted an incentive stock option to purchase 2,200 shares of the Fund’s common stock. Options are issued to the officers of the Fund at the discretion of the compensation committee in accordance with the Stock Incentive Plan. The options have a ten year life and vest 50% six months after the grant date and 16- 2/3% on the first, second and third anniversaries of the date of the grant.

Under the Stock Incentive Plan, options to purchase 1,086,800 and 1,073,600 shares of the Fund's common stock with a weighted average exercise price of $8.42 and $8.43 per share were outstanding at December 31, 2002 and 2001, respectively. Of these options, 743,588 and 70,388 shares, with a weighted average exercise price per share of $8.75 and $18.60, were exercisable at December 31, 2002 and 2001, respectively. Of the outstanding options at December 31, 2002, 1,042,800 have exercise prices ranging from $7.69 to $14.15 and the remaining options have exercise prices ranging from $21.82 to $24.95. These options expire in May 2007 through May 2012.

On September 30, 1999, options to purchase 719,794 shares of common stock of the Fund were exercised by the officers of the Fund for $15.45 per share. The exercise price of $11,124,086 was paid in the form of promissory notes from the officers to the Fund. At December 31, 2000, the notes were secured by the 719,794 shares plus 196,164 additional shares issued to the officers by the Fund upon payment of dividends. Principal payments of $991,161 were made on the notes in 2000. In 2001, interest payments of $92,531 were made on the notes. On April 1, 2001, a former officer of the Fund surrendered 41,471 shares in payment of his note receivable and accrued interest aggregating $548,542. In September 2001, the current officers of the Fund surrendered 802,662 shares in payment of their notes receivable and accrued interest aggregating $10,505,551. These payments were recorded as decreases in common stock and additional paid in capital. The Fund released 71,824 shares to the officers relating to these payments. As a result of these payments, there are no outstanding notes at December 31, 2001. There was no change in total net assets as a result of the note repayment and surrendering of the shares.

Under variable plan accounting applicable to these transactions, compensation expense was adjusted to reflect the change in benefit that the officers would have received assuming that their notes were settled with their pledged common stock at the end of each reporting period, based on the net asset value of the Fund. Non-cash compensation expense (benefit) under this arrangement was $(1,536,856) for the year ended December 31, 2001 and was recorded as a decrease to additional paid in capital. Interest earned on the notes receivable of $384,388 and $447,887 was recorded as an increase to additional paid in capital for the years ended December 31, 2001 and 2000.

In April 2001, officers of the Fund surrendered options to acquire 247,077 shares of common stock pursuant to the Stock Incentive Plan back to the Fund, and such options were cancelled. On May 4, 2001, options to acquire a total of 13,200 shares at $8.4455 per share were issued to the non-officer directors. In addition, on November 14, 2001, options to acquire a total of 990,000 shares at $7.69 per share (market price on date of grant) were issued to officers of the Fund. These options include dividend equivalent rights. Generally accepted accounting principles require that the options be accounted for using variable plan accounting as a result of the terms of the dividend equivalent rights. Such accounting resulted in additional non-cash compensation (benefit) of $(14,434) for the year ended December 31, 2002, related to the 990,000 options issued in 2001.

As of December 31, 2002, all outstanding options are "out of the money" and would not have had a dilutive effect on net assets per share if exercised, assuming the Fund had used the proceeds from the exercise of such options to repurchase shares at the market price pursuant to the treasury stock method. If all outstanding options for which the market price exceeds the exercise price at December 31, 2001 had been exercised, the Fund's net asset value would have been reduced by $0.10 per share, assuming the Fund had used the proceeds from the exercise of such options to repurchase shares at the market price pursuant to the treasury stock method.

The following table reflects stock option activity for the three years ended December 31, 2002:

	2002	2001	2000
Options outstanding at the beginning of the year	1,073,600	337,450	324,250
Options granted during the year	13,200	1,003,200	13,200
Options exercised during the year	-	-	-
Options surrendered during the year	-	(247,077)	-
Options expired during the year	-	(19,973)	-
Options outstanding at the end of the year	1,086,800	1,073,600	337,450
Options exercisable at the end of the year	743,588	70,388	288,167

(9) Subsequent Events

Subsequent to December 31, 2002, the Fund repaid a net $59,950,000 of notes payable to the bank, using the restricted temporary cash investments of $58,000,000 held at year end.

On February 19, 2003, ENGlobal, Inc. made a principal payment on its 9.5% promissory note of $110,000, reducing the note balance to $2,670,000.

On February 28, 2003, the Fund received $2,406,398 from Doane PetCare Enterprises, Inc. for payment in full of its 15% promissory note.

On March 3, 2003, the Fund invested an additional $300,000 in Vanguard VII, L.P. pursuant to a $3,000,000 commitment made in March 2000. $1,500,000 of such commitment has now been funded.

On March 4, 2003, the Fund received $108,004 from Milam Enterprises, LLC; realizing a capital gain of $106,092.

On March 7, 2003, the Fund advanced $75,000 to Equicom, Inc. pursuant to a 10% promissory note, thereby reducing the commitment to provide funding to Equicom by a like amount.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On Form 8-K dated July 10, 2002, the Fund reported the acceptance of Arthur Andersen LLP's resignation as accountants for the fiscal year 2002 and the appointment of PricewaterhouseCoopers LLP as accountants for the fiscal year 2002.

Item 10. Directors and Executive Officers of the Registrant.

Information about the Directors and Executive Officers of the Registrant is incorporated by reference to the Fund's Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended, prior to April 11, 2003 (the "2003 Proxy Statement").

Item 11. Executive Compensation.

Information regarding Executive Compensation is incorporated by reference to the Fund's 2003 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Information regarding Security Ownership of Certain Beneficial Owners and Management is incorporated by reference to the Fund's 2003 Proxy Statement.

Item 13. Certain Relationships and Related Transactions

Information regarding Certain Relationships and Related Transactions is incorporated by reference to the Fund's 2003 Proxy Statement.

Item 14. Controls and Procedures

The Fund maintains disclosure controls and other procedures that are designed to ensure that information required to be disclosed by the Fund in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Fund's management, including its Chairman and Chief Executive Officer and President and Principal Financial and Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Fund's Chairman and Chief Executive Officer and President and Principal Financial and Accounting Officer have reviewed and evaluated the effectiveness of the Fund's disclosure controls and procedures within 90 days prior to the date of this report. Based on their review and evaluation, the Fund's Chairman and Chief Executive Officer and President and Principal Financial and Accounting Officer concluded that the Fund's disclosure controls and procedures were effective in ensuring that information relating to the Fund was made known to them by others within the Fund in a timely manner, particularly during the period in which this Annual Report on Form 10-K was being prepared, and that no changes are required at this time.

There have been no significant changes in the Fund's internal controls or in other factors that could significantly affect the Fund's internal controls subsequent to the date the Fund completed its evaluation.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a)(1) Financial Statements

	Page
Report of Independent Accountants – PricewaterhouseCoopers LLP	35
Report of Independent Public Accountants – Arthur Andersen LLP	37
Balance Sheets December 31, 2002 and 2001	39
Statements of Operations for the years ended December 31, 2002, 2001 and 2000	40
Statements of Changes in Net Assets for the years ended December 31, 2002, 2001 and 2000	41
Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	42
Selected Per Share Data and Ratios for the five years ended December 31, 2002	44
Schedule of Portfolio Securities December 31, 2002	45
Schedule of Portfolio Securities December 31, 2001	56
Notes to Financial Statements	64

All other information required in the financial statement schedules has been incorporated in the financial statements or notes thereto or has been omitted since the information is not applicable or not present in amounts sufficient to require submission of the schedule.

(a)(3) Exhibits

3. Articles of Incorporation and by-laws

(a) Restated Certificate of Incorporation of the Fund dated March 4, 1992. [Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1991]

(b) Certificate of Merger dated June 30, 1993, between the Fund and Equus Investments Incorporated [Incorporated by reference to Exhibit 3(c) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1993]

(c) Amended and Restated Bylaws of the Fund. [Incorporated by reference to Exhibit 3(c) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995]

10. Material Contracts

(a) Form of Management Agreement between the Fund and Equus Capital Management Corporation. [Incorporated by reference to Exhibit A to the Definitive Proxy Statement dated February 24, 1997]

(b) 1997 Stock Incentive Plan [Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement dated February 24, 1997]

(c) Amended and Restated Loan Agreement by and between Equus II Incorporated and NationsBank of Texas, N.A., dated March 29, 1996 [Incorporated by reference to Exhibit 10(g) to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.]

(d) Second Amendment and Restated Loan Agreement by and between Equus II Incorporated and Nations Bank, N.A., d/b/a Bank of America, N.A. dated June 1, 1999. [Incorporated by reference to Exhibit 10 to Registrant's Quarterly Report on form 10-Q for the quarter ended June 30, 1999.]

(e) Fourth Amendment to Second Amended and Restated Loan Agreement by and between Equus II Incorporated and Bank of America, N.A. dated July 27, 2001. [Incorporated by reference to Exhibit 10 to Registrant's Quarterly Report on form 10-Q for the quarter ended September 30, 2001.]

(f) Fifth Amendment to Second Amended and Restated Loan Agreement by and between Equus II Incorporated and Bank of America, N.A. dated July 1, 2002.

(g) Sixth Amendment to Second Amended and Restated Loan Agreement by and between Equus II Incorporated and Bank of America, N.A. dated October 1, 2002.

(h) Seventh Amendment to Second Amended and Restated Loan Agreement by and between Equus II Incorporated and Bank of America, N.A. dated January 1, 2003.

(i) Eighth Amendment to Second Amended and Restated Loan Agreement by and between Equus II Incorporated and Bank of America, N.A. dated February 14, 2003.

99. Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Certification by Chairman and Chief Executive Officer

(2) Certification by President and Principal Financial and Accounting Officer

(b) Reports on Form 8-K

No reports on Form 8-K were filed by the Fund during the last quarter of the period covered by this report.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed by the undersigned, thereunto duly authorized.

EQUUS II INCORPORATED

/s/Nolan Lehmann
Nolan Lehmann, President

Date: April 8, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Gregory J. Flanagan (Gregory J. Flanagan)	Director	April 8, 2003
/s/Robert L. Knauss (Robert L. Knauss)	Director	April 8, 2003
/s/Gary R. Petersen (Gary R. Petersen)	Director	April 8, 2003
/s/John W. Storms (John W. Storms)	Director	April 8, 2003
/s/Francis D. Tuggle (Francis D. Tuggle)	Director	April 8, 2003
/s/Edward E. Williams (Edward E. Williams)	Director	April 8, 2003
/s/Nolan Lehmann (Nolan Lehmann)	President and Director (principal financial and accounting officer)	April 8, 2003
/s/Sam P. Douglass (Sam P. Douglass)	Chairman of the Board and Chief Executive Officer (principal executive officer)	April 8, 2003

Equus II Incorporated
Privacy Notice

Equus II Incorporated and our investment advisor, Equus Capital Management Corporation, are committed to protecting the confidentiality and security of your private investment records and personal information and to respect the privacy of our shareholders and clients. Our policies and procedures are designed to safeguard your information and to only permit appropriate and authorized access to and use of this information.

We are providing you this information as required by Regulation S-P adopted by the Securities and Exchange Commission.

In order to carry out the functions necessary to service our shareholders, we and our service providers collect certain nonpublic personal information about you from applications or other forms you submit to us or information we receive from you over the telephone (for example, your name, Social Security number, address, telephone number, and share holdings).

We do not market or disclose any nonpublic personal information about you to anyone, except as required by law. This may include disclosing information to comply with applicable federal and state securities and corporate laws and regulations.

We restrict access to your personal and shareholder information to our employees and service providers and their employees who need to know that information to service your account. We, our employees, service providers, and affiliates maintain physical, electronic, and procedural safeguards that are designed to comply with federal standards to guard your nonpublic personal information. If you cease to be a shareholder of the Fund, we will continue to treat your nonpublic personal information as described in this notice.

We may amend our privacy policy from time to time. As required by law, we will send record holders of our shares our most recent privacy policy at least annually.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10007
800.937.5449

SHAREHOLDER SERVICES

Communication concerning the transfer of shares, lost certificates or change of address should be directed to the Transfer Agent.

The Fund maintains a direct mailing list to ensure that shareholders with stock held in street name receive information on a timely basis. Shareholders wanting their names added to this list should direct requests to the Investor Relations Department.

Inquiries about the Fund are welcome by letter, e-mail or telephone. Inquiries should be directed to Tracy H. Cohen, Vice President – Investor Relations at the Corporate Offices or by calling 713.529.0900 or 800.856.0901.

CORPORATE OFFICES

Equus II Incorporated
2929 Allen Parkway, Suite 2500
Houston, Texas 77019-2120
713.529.0900
800.856.0901
www.equuscap.com

BOARD OF DIRECTORS

Sam P. Douglass
Chairman and Chief Executive Officer

Gregory J. Flanagan
Area President
Arthur J. Gallagher & Co.

Robert L. Knauss
Chairman and Chief Executive Officer
Baltic International USA, Inc.

Nolan Lehmann
President

Gary R. Petersen
Managing Director
EnCap Investments, L.L.C.

John W. Storms, C.P.A.
Managing General Partner
Storms & Critz, Certified Public Accountants

Dr. Francis D. Tuggle
Dean of George L. Argyros School
of Business at Chapman University

Dr. Edward E. Williams
Henry Gardiner Symonds Professor and
Director of the Entrepreneurship Program
of the Jesse H. Jones Graduate School
of Management at Rice University

MANAGEMENT COMPANY

Equus Capital Management Corporation
Houston, Texas

OFFICERS

Sam P. Douglass
Chairman and Chief Executive Officer

Nolan Lehmann
President

Gary L. Forbes
Vice President

Tracy H. Cohen
Vice President, Secretary

Dana K. Hiller
Vice President

NET ASSET VALUE INFORMATION

The Fund's net asset value is calculated daily and reported to Lipper Analytical Services, Inc. In addition, its weekly net asset value is listed in Monday's edition of *The Wall Street Journal*, in Saturday's edition of *The New York Times*, in other major metropolitan newspapers and in *Barron's*.

MARKET INFORMATION

The New York Stock Exchange Symbol: EQS

MARKET PRICES FOR EQS COMMON STOCK

(per share)

Quarter Ending	High	Low
March 31, 2002	$ 7.930	$ 7.600
June 30, 2002	$ 7.830	$ 7.400
September 30, 2002	$ 7.460	$ 6.440
December 31, 2002	$ 6.840	$ 6.470

The Annual Meeting of the Stockholders will be held Friday, May 9, 2003, at 9:00 a.m. at Meeting Room No. 1, Ground Level, Wortham Tower, 2727 Allen Parkway, Houston, Texas.

FORM 10-K

Additional copies of the Fund's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available without charge upon written request to the Investor Relations Department at the Corporate Offices.

INDEPENDENT PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston, Texas 77002

The Brooklyn Bridge	
Architect	Johann A. Roebling
Location	Brooklyn, New York
Date	1869 – 1883
Building Type	Cable-Stayed Suspension Bridge
Style	Gothic, Functionalist